Exhibit 99.1

Notice of Annual and Special Meeting of Shareholders

and Management Information Circular

April 22, 2020

Table of Contents

NOTICE OF 2019 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND NOTICE OF AVAILABILITY OF MEETING MATERIALS				4
1	Notice of meeting			4
	1.1	Notice-and-Access		5
	1.2	How to access the Meeting Materials and the Financial Statements		5
	1.3	How to request a paper copy of the Meeting Materials and of the Financial Statements		5
		1.3.1	Before the Meeting	5
		1.3.2	After the Meeting	6
	1.4	Participating at the Meeting		6
	1.5	Record Date		6
	1.6	Questions		6
		1.6.1	Registered shareholder	6
		1.6.2	Non-registered shareholder	7
Management Information Circular				8
1	Notice-and-access			8
	1.1	How to access the Meeting Materials and the Financial Statements		8
2	Registered Shareholders and Non-Registered Shareholders			9
3	Voting			9
	3.1	Voting by Proxy before the Meeting		9
	3.2	Voting at the Meeting		9
4	Appointment of a Third Party as Proxy			9
5	Attending and Participating at the Meeting			10
6	Depositing Proxies			11
7	Revocation of Proxies			11
8	Exercise of Discretion by Proxy Holders			12
9	Voting Rights, Voting Shares and Principal Holders Thereof			12
	9.1	Voting Rights and Voting Shares		12
	9.2	Principal Holders of Securities		12
Business of the meeting				13
1	Financial Statements and Auditor's Report			13
2	Election of Directors			13
	2.1	Majority Voting Policy		13
3	Appointment of Auditors			14
4	Amendment to Articles of Incorporation and Amendments to By-Law No. 1			14
5	Amendment of Stock Options			15
6	Other Matters			16
Nominees for election to the Board				17
1	Directors' Biographies			17
2	Additional Disclosure Relating to Directors			24
3	Compensation			24

Page | 2	Liminal BioSciences Inc. 2020 Management Information Circular

Statement of Corporate Governance Practices				34
1	Board			34
	1.1	Board Mandate		34
	1.2	Independence		34
	1.3	Chair of the Board & Lead Independent Director		34
	1.4	Directors Serving Together		35
	1.5	Meetings		35
	1.6	Sessions without Management		35
	1.7	Sessions without Non-Independent Directors		35
2	Standing Committees			37
	2.1	The Audit, Risk and Finance Committee		37
		2.1.1	External Auditors	38
	2.2	The HR & Corporate Governance Committee		39
	2.3	Standing Committees' Charters		40
3	Other Committees			40
	3.1	The Special Committee		40
	3.2	Plasma Strategy Development and Asset Monetization Committee		40
	3.3	Defense Strategy Committee		40
4	Director Selection Process			40
5	Diversity			41
	5.1	Board and Senior Management		41
	5.2	Equal Opportunities Policy		41
6	Succession Planning			41
7	Code of Ethics and Business Conduct			42
8	Shareholder Proposals			42
9	Interest of Informed Persons and Others in Material Transactions			43
10	Interest of Certain Persons in Matters to be Acted Upon			43
11	Aggregate Indebtedness of Directors and Officers			43
12	Additional Information			44
13	Directors' Approval			44

Liminal BioSciences 2020 Management Information Circular	Page | 3

NOTICE OF 2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND NOTICE OF AVAILABILITY OF MEETING MATERIALS

1	Notice of meeting

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of shareholders (the "Meeting") of Liminal BioSciences Inc. (the "Company" or "Liminal BioSciences") will be conducted solely via a live webcast meeting on Monday, June 8, 2020 at 2:00 p.m. (Eastern time) at https://web.lumiagm.com/162124167 . The Meeting is held for the following purposes:

1

to receive the consolidated financial statements of the Company for the financial year ended December 31, 2019 and the auditor’s report thereon (for details, see subsection "Financial Statements and Auditor's Report" under the "Business of the Meeting" section of the management information circular of the Company dated April 22, 2020 (the "Management Information Circular"));

2	to elect the directors for the ensuing year (for details, see subsection "Election of Directors" under the "Business of the Meeting" section of the Management Information Circular);
3

to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration (for details, see subsection "Appointment of Auditors" under the "Business of the Meeting" section of the Management Information Circular);

4

to consider, and if deemed advisable, pass a special resolution (the "Special Resolution"), the full text of which is reproduced in Schedule "E" to the Management Information Circular, amending the articles of incorporation of the Company to allow for meetings of shareholders to be held at certain places outside of Canada (for details, see subsection "Amendment to Articles of Incorporation and Amendment to By-Law No. 1" under the "Business of the Meeting" section of the Management Information Circular);

5

to consider, and if deemed advisable, pass an ordinary resolution (the "By-Law Resolution"), the full text of which is reproduced in Schedule "F" to the Management Information Circular, ratifying, confirming and approving certain amendments to By-Law No. 1 of the Company enacted by the board of directors of the Company (i) on March 16, 2020 in order to harmonize the text of By-Law No. 1 with the Special Resolution which provides for meetings of shareholders to be held at certain places outside of Canada, and (ii) on April 3, 2020 in order to provide the possibility to hold shareholder meetings by electronic means  (for details, see subsection "Amendment to Articles of Incorporation and Amendments to By-Law No. 1" under the "Business of the Meeting" section of the Management Information Circular);

6

to consider, and if deemed advisable, pass an ordinary resolution of the disinterested shareholders (the "Re-Pricing Resolution"), the full text of which is reproduced in Schedule "G" to the Management Information Circular, ratifying the re-pricing of certain stock options (for details, see subsection "Amendment of Stock Options" under the "Business of the Meeting" section of the Management Information Circular); and

7	to transact such other business as may properly be brought before the Meeting or any reconvened meeting following its adjournment or postponement.

Shareholders are reminded to review the Management Information Circular carefully before voting because it has been prepared to help you make an informed decision.

Page | 4	Liminal BioSciences Inc. 2020 Management Information Circular

1.1	Notice-and-Access

This year, as permitted by Canadian securities regulators, you are receiving this notification as the Company has decided to use the "notice-and-access" mechanism for delivery to the shareholders of this notice of annual and special meeting of shareholders, the Management Information Circular and other proxy-related materials (the "Meeting Materials") as well as the annual audited consolidated financial statements of the Company for the financial year ending December 31, 2019, together with the independent auditor's report thereon and related management's discussion and analysis (together, the "Financial Statements"). Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice-and-access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the Company's Meeting. However, instead of a paper copy of the Meeting Materials and the Financial Statements, shareholders receive a notice which contains information on how they may access the Meeting Materials and the Financial Statements online and how to request a paper copy. The use of notice-and-access will directly benefit the Company by substantially reducing its printing and mailing costs, is more environmentally friendly as it reduces paper use and provides more timely access to materials by shareholders.

1.2	How to access the Meeting Materials and the Financial Statements
Our Website www.liminalbiosciences.com under "Investors & Media"/ "Investor Briefcase"	On SEDAR Sedar.com	On EDGAR Sec.gov/edgar/
1.3	How to request a paper copy of the Meeting Materials and of the Financial Statements
1.3.1	Before the Meeting

If your name appears on a share certificate, you are considered as a "registered shareholder". You may request paper copies of the Meeting Materials and the Financial Statements at no cost to you by calling Computershare Investor Services Inc. ("Computershare") toll-free, within North America - 1-866-962-0498 or direct, from outside of North America – 514-982-8716 and entering your control number as indicated on your form of proxy.

If your shares are listed in an account statement provided to you by an intermediary, you are considered as a "non-registered shareholder". You may request paper copies of the Meeting Materials and the Financial Statements from Broadridge at no cost to you up to one year from the date the Management Information Circular or the date of the Financial Statements was filed on SEDAR through the Internet by going to www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16-digit control number located on the voting instruction form or notification letter and following the instructions provided.

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

In any case, requests should be received at least five (5) business days prior to the proxy deposit date and time which is set for June 4, 2020 at 5:00 p.m. (Eastern Time) in order to receive the Meeting Materials and the Financial Statements in advance of such date and the Meeting date. To ensure receipt of the paper copy in advance of the voting deadline and Meeting date, we estimate that your request must be received no later than 5:00 p.m. (Eastern Time) on May 26, 2020.

Liminal BioSciences 2020 Management Information Circular	Page | 5

1.3.2	After the Meeting

By telephone at 1-888-959-4007 or online at www.liminalbiosciences.com/contact. A copy of the Meeting Materials and the Financial Statements will be sent to you within ten (10) calendar days of receiving your request.

1.4	Participating at the Meeting

The health and safety of our communities, shareholders and employees is our priority. In light of ongoing developments regarding the coronavirus (COVID-19) pandemic, the Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of the Company and management as well as other shareholders. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/162124167 (meeting ID: 162-124-167). Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

A shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form to represent him, her or it at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/Liminal and provide Computershare with their proxyholder's contact information, so that Computershare may provide the proxyholder with a Username via email.

1.5	Record Date

The record date for determination of shareholders entitled to receive notice of and to vote at the Meeting is April 29, 2020.

The deadline for receiving duly completed forms of proxy or voting instruction forms or a vote using the mail, the telephone or over the Internet is 2:00 p.m. (Eastern Time) on June 4, 2020.

1.6	Questions
1.6.1	Registered shareholder

If you are a registered shareholder and have any questions regarding this notice, the notice-and-access mechanism or the Meeting, please call Computershare at 1-800-564-6253 (toll free in Canada and the United States) between 8:30 a.m. and 8:00 p.m. Eastern Time or 514-982-7555 (international direct dial) or by email at service@computershare.com.

Page | 6	Liminal BioSciences Inc. 2020 Management Information Circular

1.6.2	Non-registered shareholder

If you are a non-registered shareholder and have any questions regarding this notice or the Meeting, please call your intermediary. If you have any questions regarding the notice-and-access mechanism, please contact Broadridge Investor Communication Solutions at 1-855-887-2244, or by email at noticeandaccess@broadridge.com.

By order of the Board of Directors,

(s) Marie Iskra

Marie Iskra

General Counsel

Laval, Québec, this 22nd day of April, 2020

Liminal BioSciences 2020 Management Information Circular	Page | 7

Management Information Circular

This Management Information Circular (the "Circular") is provided in connection with the solicitation of proxies by or on behalf of the management of Liminal BioSciences Inc. (the "Company", "Liminal BioSciences" or "we" or “us”) to all shareholders of the Company, for use at the Annual and Special Meeting of shareholders of the Company (the "Meeting") to be held on Monday, June 8, 2020 at the time and place and for the purposes set forth in the notice of meeting (the "Notice of Meeting") and at any adjournment or postponement thereof. The Meeting will be conducted online only, via a live webcast. Shareholders will not be able to attend the Meeting in person. The information contained herein is given as at April 22, 2020, except as indicated otherwise. The solicitation will be made by mail but proxies may also be solicited personally or by telephone, by directors, officers or employees of the Company. The costs of this solicitation of proxies will be borne by the Company.

In this Management Information Circular, unless otherwise specified or the context otherwise indicates, all amounts are expressed in Canadian dollars; reference to the singular shall include the plural and vice versa; the masculine shall include the feminine and vice versa.

Important Information about the Meeting

The Meeting will be held as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the Meeting online is provided below.

1	Notice-and-access

This year, as permitted by Canadian securities regulators, the Company has decided to use the "notice-and-access" mechanism for delivery to its shareholders of the Notice of Meeting, the Circular and other proxy-related materials (the "Meeting Materials") as well as the annual audited consolidated financial statements of the Company for the financial year ending December 31, 2019 (“Financial Year 2019”), together with the independent auditor's report thereon and related management's discussion and analysis (together, the "Financial Statements"). Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice-and-access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the Company's Meeting. However, instead of a paper copy of the Meeting Materials and the Financial Statements, shareholders receive a notice which contains information on how they may access the Meeting Materials and the Financial Statements online and how to request a paper copy. The use of notice-and-access will directly benefit the Company by substantially reducing its printing and mailing costs, is more environmentally friendly as it reduces paper use and provides more timely access to materials by shareholders.

1.1	How to access the Meeting Materials and the Financial Statements

Our Website www.liminalbiosciences.com under "Investors & Media"/ "Investor Briefcase"	On SEDAR Sedar.com	On EDGAR Sec.gov/edgar/

Page | 8	Liminal BioSciences Inc. 2020 Management Information Circular

2	Registered Shareholders and Non-Registered Shareholders

Registered holders of common shares ("Common Shares") (referred to in this Circular as "registered shareholders") hold Common Shares registered in their names and such Common Shares are generally evidenced by a share certificate or direct registration statement.

However, most holders of Common Shares (referred to in this Circular as "Non-Registered Shareholders"), beneficially own their Common Shares through a depositary or nominee such as a trustee, financial institution or securities broker (referred to in this Circular as "intermediaries"). If your Common Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a Non-Registered Shareholder. Non-Registered Shareholders should carefully follow the instructions of their intermediaries to ensure that their Common Shares are voted at the Meeting in accordance with such shareholder's instructions.

3	Voting
3.1	Voting by Proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Non-Registered Shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their Common Shares are voted at the Meeting.

The persons named in the form of proxy and voting instruction form, namely Kenneth Galbraith and Stefan Clulow, are the Chief Executive Officer and the Chair of the Board of Directors of the Company, respectively. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a shareholder of the Company, by inserting another person's name in the blank space provided in the form of proxy or voting instruction form. See "Appointment of a Third Party as Proxy".

On the form of proxy, you may indicate either how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular matter, then your proxyholder must vote your Common Shares accordingly. If you have not specified on the form of proxy how you want your Shares to be voted on a particular matter, then your proxyholder can vote your Common Shares as he or she sees fit.

3.2	Voting at the Meeting

Registered shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See "Attending and Participating at the Meeting".

Non-Registered Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting. This is because the Company and its transfer agent do not have a record of the Non-Registered Shareholders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a Non-Registered Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See "Appointment of a Third Party as Proxy" and "Attending and Participating at the Meeting".

4	Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a "third party proxyholder") other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Liminal BioSciences 2020 Management Information Circular	Page | 9

Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the Meeting.

• Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Non-Registered Shareholder located in the United States, you must also provide Computershare with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

• Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST visit http://www.computershare.com/Liminal by 2:00 p.m. (Eastern time) on June 4, 2020 and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting.

If you are a Non-Registered Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading "Attending and Participating at the Meeting".

If you are a Non-Registered Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under "Attending and Participating at the Meeting", you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from Non-Registered Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by courier to: http://www.computershare.com/Liminal (if by e-mail), or Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, must be labeled as "legal proxy" and received by no later than 2:00 p.m. (Eastern time) on June 4, 2020.

5	Attending and Participating at the Meeting

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), shareholders must have a valid Username.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/162124167 (meeting ID: 162-124-167). Such persons may then join the Meeting by entering a Username and Password before the start of the Meeting:

• Registered shareholders: The control number located on the form of proxy or in the email notification you received is the Username. The Password to the Meeting is "liminal2020" (case sensitive).

Page | 10	Liminal BioSciences Inc. 2020 Management Information Circular

If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the Meeting online.

• Duly appointed proxyholders: Computershare will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is "liminal2020" (case sensitive).

Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Non-Registered Shareholders who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See "Appointment of a Third Party as Proxy".

If you are a non-registered shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you MUST also submit your legal proxy to Computershare. See "Appointment of a Third Party as Proxy".

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

6	Depositing Proxies

Your proxy can be submitted to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 2:00 p.m. (Montreal time) on June 4, 2020, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting.

If you have received a voting instruction form, you should carefully follow the instructions set out therein to ensure that your Common Shares are voted at the Meeting in accordance with your instructions. If you are a Non-Registered Shareholder, you should also carefully follow the instructions provided by your intermediary to ensure that your Common Shares are voted at the Meeting in accordance with your instructions.

7	Revocation of Proxies

If you are a registered shareholder, you may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to Computershare, no later than the last business day before the day of the Meeting. If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the Meeting online.

If you are a Non-Registered Shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your intermediary.

Unless otherwise indicated in this Circular, the form of proxy and the Notice of Meeting attached hereto, shareholders shall mean registered holders.

Liminal BioSciences 2020 Management Information Circular	Page | 11

8	Exercise of Discretion by Proxy Holders

The Common Shares in respect of which the persons are named in the enclosed form of proxy will be voted or withheld from voting, on any ballot that may be called for, in accordance with the instructions received and, where a choice is specified, will be voted accordingly. In the absence of such instructions, such Common Shares will be voted IN FAVOUR of the matters set forth in the Notice of Meeting.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and other matters, which may properly be brought before the Meeting. At the date of this Circular, management is not aware of any such amendment or other matter to be presented for action at the Meeting. If such amendments, variations or other business are properly presented for action at the Meeting or at any adjournment or postponement thereof, the persons designated in the enclosed form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such amendment or matters.

9	Voting Rights, Voting Shares and Principal Holders Thereof
9.1	Voting Rights and Voting Shares

As at April 22, 2020, 23,420,352 Common Shares were issued and outstanding, each carrying the right to one vote per Common Share. Except as hereinafter provided, at the Meeting, each holder of Common Shares shall be entitled to one vote for each such share registered in the holder's name on April 29, 2020 (the "record date").

Except for the Special Resolution (as defined below) required to approve the amendment to the articles of incorporation, the affirmative vote of a majority of the votes cast by the shareholders present in person or by proxy at the Meeting is required for the approval of all matters to be presented to shareholders at the Meeting. As for the Special Resolution, the affirmative vote of at least two-thirds of the votes cast by the shareholders present in person or by proxy at the Meeting is required for such resolution to be approved. In respect of the Re-Pricing Resolution (as defined in the Notice of Meeting), the disinterested shareholders, comprised of all shareholders of the Company, other than the insiders (as defined in the Toronto Stock Exchange (the "TSX") Company Manual) of the Company or any subsidiary of the Company to whom any of the above re-priced options have been issued or any associates of any such persons, who collectively hold an aggregate amount of 34,479 Common Shares which represent 0.15% of the Common Shares that were issued and outstanding as at April 22, 2020, will be asked to consider and ratify the re-pricing of the Options.

The voting rights attached to the issued and outstanding Common Shares represent 100% of the aggregate voting rights attached to the Company's issued and outstanding securities.

9.2	Principal Holders of Securities

As at April 22, 2020, to the knowledge of the Company's directors and officers, no person other than the persons listed below beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than ten percent (10%) of the voting rights attached to the voting securities of the Company.

Name	Class of Securities	Number of Securities	% of Common Shares Issued and Outstanding
Structured Alpha LP	Common Shares	16,718,235	71.38%
Consonance(1)	Common Shares	3,287,311	14.04%

(1) Being Consonance Capital Master Account LP (3,029,868 Common Shares) and P Consonance Opportunities Ltd (257,442 Common Shares).

Page | 12	Liminal BioSciences Inc. 2020 Management Information Circular

Business of the meeting

1	Financial Statements and Auditor's Report

The consolidated financial statements of the Company for the financial year ended on December 31, 2019 and the auditor’s report thereon will be presented at the Meeting, but no vote thereon is required or expected. These consolidated financial statements were sent to registered shareholders who informed the Company in writing that a copy of the consolidated financial statements was desired and to the Non-Registered Shareholders who requested a copy of such financial statements. The Company's management discussion and analysis and the consolidated financial statements are available on SEDAR (www.sedar.com) as well as on the Company's website (www.liminalbiosciences.com).

2	Election of Directors

The restated articles of incorporation of the Company provide that the board of directors of the Company (the "Board") shall be made up of a minimum of three and a maximum of fifteen directors.

Seven directors will be proposed for election at the Meeting to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

All of the nominees listed herein are current directors of the Company. See Section "Nominees for Election to the Board" for additional information on each of the nominee directors.

2.1	Majority Voting Policy

The Company has a Majority Voting Policy that applies to uncontested elections whereby any nominee for election as a director at the annual meeting of shareholders, for whom the number of votes withheld exceeds the number of votes cast in his or her favor (50% + 1 vote), will be deemed not to have received the support of shareholders, even if he or she is elected. A director elected in such circumstances must immediately tender his or her resignation as director of the Company. Each nominee for election as a director signs a conditional letter of resignation, which automatically becomes effective following an uncontested election where said nominee receives a number of votes withheld which exceeds the number of votes cast in his or her favor (50% + 1 vote). The Board shall accept the resignation absent the exceptional circumstances expressly described in the Majority Voting Policy regarding quorum of directors for a Board meeting. In the exceptional circumstances where the Board does not accept the resignation of the director, the director(s) who tendered their resignations will not be permitted to (i) participate in any discussions, deliberations or actions by the Board of Directors with respect to his/her own resignation and (ii) participate to any Board and/or committee meetings, unless his/her presence is required to attain quorum; and such director will not be nominated for election the following year. The Board will issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation.

Unless instructed to withhold the vote in the accompanying form of proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby "for" the election of each of the nominees listed in the Section "Nominees for Election to the Board". Management is not aware that any of such nominees would be unwilling or unable to serve as director if elected. If any nominee becomes unable to serve as a director for any reason prior to the Meeting, and if a shareholder authorizes the persons proposed as proxies in the accompanying form of proxy to act as proxy holder at the Meeting, such persons reserve the discretionary right to vote for other management nominees, unless directed to withhold from voting.

By filling in the accompanying form of proxy, shareholders may vote for all directors or chose to withhold their vote from some or all of the directors proposed for election.

Liminal BioSciences 2020 Management Information Circular	Page | 13

3	Appointment of Auditors

The Board recommends that PricewaterhouseCoopers LLP be appointed as auditors of the Company to hold office until the next annual meeting of shareholders or until their successors are appointed and to vote to authorize the Board to fix the auditors' remuneration. PricewaterhouseCoopers LLP was first appointed as the Company’s auditor at the annual and special meeting of Liminal BioSciences held on June 19, 2019 (the "2019 Meeting").

Unless instructed to vote against in the accompanying form of proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby "FOR" the reappointment of PricewaterhouseCoopers LLP, as auditors of the Company, to hold office until the next annual meeting of shareholders and to vote to authorize the Board to fix the auditors' remuneration.

4	Amendment to Articles of Incorporation and Amendments to By-Law No. 1

In addition to the ordinary business to be conducted at the Meeting, approval of the Company's shareholders is being sought to consider, and if deemed advisable, pass the special resolution (the full text of which is attached to this Management Information Circular as Schedule "E", the "Special Resolution")) amending the articles of incorporation of the Company to allow for meetings of shareholders to be held at certain places outside of Canada.

Furthermore, approval of the Company's shareholders is also being sought to consider, and if deemed advisable, pass the By-Law Resolution (the full text of which is attached to this Management Information Circular as Schedule "F") ratifying, confirming and approving certain amendments to By-Law No. 1 of the Company enacted by the board of directors of the Company (i) on March 16, 2020 in order to harmonize the text of By-Law No. 1 with the Special Resolution which provides for meetings of shareholders to be held at certain places outside of Canada, and (ii) on April 3, 2020 in order to provide the possibility to hold shareholder meetings by electronic means.

Pursuant to Section 132 of Canada Business Corporations Act ("CBCA"), meetings of shareholders of a company shall be held at the place within Canada provided in the by-laws or, in the absence of such provision, at the place within Canada that the directors determine. A meeting of shareholders of a company may be held at a place outside Canada if the place is specified in the articles of incorporation or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. There is no provision in the articles of incorporation of the Company to allow for meetings of shareholders to be held outside Canada, and with the Common Shares now trading on the Nasdaq Global Market ("Nasdaq"), management proposes to amend the articles of incorporation of the Company to allow for meetings of shareholders to be held at certain places outside of Canada, as further detailed in the Special Resolution.

Furthermore, in order to conform with the proposed amendment to the articles of the Company, the Board has passed on March 16, 2020 a resolution, subject to ratification by the shareholders, amending By-Law No. 1 of the Company relating to the conduct of internal affairs by replacing Section 3.2 thereof in its entirety by the following new Section 3.2.1: "Meetings of shareholders shall be held at any place within Canada that the board of directors determines, or at any place outside Canada if such place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place."

In addition, the Board has passed on April 3, 2020 a resolution, subject to ratification by the shareholders, amending the By-Law No. 1 of the Company relating to the conduct of internal affairs by adding a new section 3.2.2 providing the possibility to hold shareholder meetings, where shareholders may attend, participate, and vote entirely through telephonic or other electronic means. The text of the new section 3.2.2 is as follows:

Page | 14	Liminal BioSciences Inc. 2020 Management Information Circular

"Meetings of shareholders may be held entirely by means of telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting. Any person entitled to attend a meeting of shareholders, who, by any such means, participates in a meeting, is deemed for purposes of the Act to be present at the meeting. The directors may establish procedures regarding the holding of meetings of shareholders by such means in accordance with the Act.

Any person participating in a shareholders' meeting by any such means and who is entitled to vote at the meeting, may do so if the communication facility enables the vote to be gathered in a manner that permits its subsequent verification and that permits the tallied vote to be presented to the Company without it being possible for the Company to identify how the person voted."

Management is of the opinion that the proposed amendment of the articles of incorporation and the proposed amendments to By-Law No. 1 of the Company would be beneficial to the Company. The Board unanimously recommends that the Company's shareholders vote "FOR" the Special Resolution (the full text of which is reproduced in Schedule "E" hereto) and "FOR" the By-Law Resolution (the full text of which is reproduced in Schedule "F" hereto). Unless instructed to vote against in the accompanying form of proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby "FOR" the Special Resolution and "FOR" the By-Law Resolution.

5	Amendment of Stock Options

As more fully described under "Compensation – Long-Term Incentives", one of the components of the compensation policy of the Company is the granting of stock options and one of the stated goals of stock options is to attract and retain key talent within the Company. As part of the ordinary course compensation practices of the Company, we grant stock options to our executives and employees to ensure alignment of their interests with those of our shareholders, by creating focus on activities and development projects which will increase share price performance over time. However, most of the Company's outstanding stock options (the "Options") no longer accomplish this goal, as the respective exercise prices related to such Options are so high in relation to the current price of the Company’s Common Shares that there is very little prospect of their exercise in the foreseeable future, regardless of the Company's success. Since we have attracted a strong team of people at Liminal BioSciences who are not easily replaced, and since demand for knowledgeable, experienced and motivated personnel in our business sector remains high, we want to ensure the retention of our key personnel for the long-term benefit of Liminal BioSciences.

In order to further incentivize the key personnel of the Company to focus on Liminal BioSciences’ future performance, the Board approved the reduction in the exercise price of an aggregate amount of 1,975,289 Options originally issued on June 4, 2019 and June 19, 2019 at $36.00 per Common Share and $27.00 per Common Share, respectively (as further illustrated in the table below) to the higher of (i) the volume weighted average price of the Common Shares on the TSX for the five (5) trading days preceding the Re‑Pricing Date (as defined below) to the extent that such re-pricing does not have the impact of increasing the exercise price of any Option, (ii) $15.21, and (iii) such other price as may be required by TSX (the "2020 Re-Pricing"). The 2020 Re-Pricing will be effective at a future date to be determined by the management of the Company, on the earliest possible date outside of a blackout period after the public disclosure of the financial results of the first quarter of 2020 (the "Re-Pricing Date"). For the avoidance of any doubt, the new exercise price of the Options underlying the 2020 Re-Pricing will not be lower than $15.21, which represents an approximately 39% premium above the 5-day volume-weighted average price of the Common Shares on the TSX as at the close of business on April 21, 2020.

Liminal BioSciences 2020 Management Information Circular	Page | 15

Optionees	Grant Date	# Options	Exercise Price	Expiry Date
Directors	June 4, 2019	96,698	$36	June 4, 2029
Officers(1)	June 4, 2019	1,648,026(2)	$36	June 4, 2019
Employees	June 19, 2019	230,565	$27	June 19, 2029
(1)	Mr. Kenneth Galbraith, Director and Chief Executive Officer of the Company is included in the Officers category for the purpose of this table.
(2)	Include options granted to Prof. Simon Best for his role as Interim President and Chief Executive from December 19, 2018 to April 23, 2019.

The Company believes that the 2020 Re-Pricing achieves the Company’s objective of granting Options at a level reflecting the executives’ performance and the desired positioning of total compensation versus the comparator group in accordance with our compensation policy. If, however, the Company’s disinterested shareholders do not approve the Re-Pricing Resolution, the aggregate amount of 1,975,289 Options originally issued on June 4, 2019 and June 19, 2019 will otherwise be unaffected and maintain their initial exercise prices of $36.00 per Common Share and $27.00 per Common Share, as applicable.

On April 22, 2020, the Company received conditional acceptance from the TSX with regards to the 2020 Re-Pricing, and as part of the TSX acceptance, the disinterested shareholders, composed of all shareholders of the Company other than the insiders (as defined in the TSX Company Manual) of the Company or any subsidiary of the Company benefiting directly or indirectly from the 2020 Re-Pricing, will be asked to ratify and approve the re-pricing of the Options.

Management is of the opinion that the proposed re-pricing of the Options would be beneficial to the Company. The Board unanimously recommends that the Company's disinterested shareholders vote "FOR" the Re-Pricing Resolution (the full text of which is reproduced in Schedule "G" hereto). Unless instructed to vote against in the accompanying form of proxy, it is the intention of the persons named therein to vote the Common Shares represented thereby "FOR" the Re-Pricing Resolution.

6	Other Matters

Management is not aware of any matters to be brought before the Meeting other than those set forth in the Notice accompanying this Circular.

Page | 16	Liminal BioSciences Inc. 2020 Management Information Circular

Nominees for election to the Board

1	Directors' Biographies

The following tables set forth the name and place of residence of each individual proposed to be nominated at the Meeting for election as a director of the Company, as well as each individual's position within the Company (where applicable), their period of service as director, their age, information relating to committee membership, independence, meeting attendance, principal occupation within the five preceding years and the number of securities of the Company beneficially owned or controlled, directly or indirectly, by each such individual. The information related to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company, has been provided by the respective proposed directors individually, as at April 22, 2020. Numbers of common shares indicated below are indicated in a post-conversion basis.

Stefan Clulow
Chair of the Board Ontario, Canada Age: 49 Non-independent Director since August 2014

Mr. Clulow has served as a member of our board of directors since August 2014 and as Chair of our board of directors since April 2019. Since May 2010, Mr. Clulow has served as Managing Director, and since July 2014, as Managing Director and Chief Investment Officer of Thomvest, a private investment firm. Prior to joining Thomvest, Mr. Clulow practiced corporate and tax law in Toronto and Palo Alto, California.  Mr. Clulow sits on the boards of a number of private companies and charitable organizations. He holds a B.A. and an L.L.B. from McGill University and is a member of the State Bar of California and the Law Society of Ontario. We believe that Mr. Clulow’s extensive experience in the investment industry qualifies him to serve as a member of our board of directors.

2019 AGM Voting Results
For Withheld	% 99.87 0.13	# 16,734,303 22,297

Value of Total Compensation Received as Director
Financial Year 2018	$157,500
Financial Year 2019	$345,633
Equity Ownership
Common Shares	90
Stock Options	16,329

Board/Committee Membership	Position Held	Meeting Attendance
Board	Chair(1)	12/12(2)	100%
Plasma Strategy Development and Asset Monetization Committee(3)	Member	1/1	100%
Other Public Directorships in the Past 5 Years
None
(1)	Mr. Clulow is Chair of the Board since April 23, 2019.
(2)	18 Board meetings were held in 2019, but Mr. Clulow abstained from attending 6 board meetings due to conflict of interest.
(3)	The Board approved the termination of the Plasma Strategy Development and Asset Monetization Committee on May 7, 2019.

Liminal BioSciences 2020 Management Information Circular	Page | 17

Simon Best
Lead Independent Director Edinburgh, United Kingdom Age: 64 Independent Director since May 2014

Prof. Best has served as a member of our board of directors since May 2014. Prof. Best also served as our interim President and Chief Executive Office from December 2018 to April 2019. Prof. Best has experience as the founder and/or Chief Executive Officer of four biotechnology companies between 1992 and 2012, and as a Chairman or board member of major industry bodies including the UK BioIndustry Association (BIA) and the US Biotechnology Industry Organization (BIO). He is also the co-founder and has served as a director of Tropical Animal Genetics UK Ltd., a developer of advanced breeding technologies for cattle, since January 2016, and previously served as a director of EvoFem Inc. from November 2015 to December 2017. He also served as an Entrepreneur-In-Residence and Venture Partner with TVM Capital in Munich and Dubai from 2007-2010 and co-founded Par Equity LLP in Edinburgh in 2007 of which he remains a Non-Executive Partner. Prof. Best holds an M.B.A. from the London Business School and an Honorary Doctorate and B.Mus from York University. In 2007, he was elected a Fellow of the Royal Society of Edinburgh. In 2008, he was awarded an OBE by Queen Elizabeth II and appointed a Visiting Professor of Medicine by the University of Edinburgh. We believe that Prof. Best’s extensive experience in the life science and investment industries qualifies him to serve as a member of our board of directors.

2019 AGM Voting Results
For Withheld	% 99.83 0.17	# 16,728,666 27,934

Value of Total Compensation Received as Director
Financial Year 2018	$297,674
Financial Year 2019	$309,774
Equity Ownership
Common Shares	7,769
Stock Options	17,781

Board/Committee Membership	Position Held	Meeting Attendance
Board	LID(1)	18/18	100%
Audit, Risk and Finance Committee	Member	4/4(2)	100%
HR and Compensation Committee(3)	Member	3/3	100%
Corporate Governance and Nominating Committee(3)	Member	4/4	100%
HR and Corporate Governance Committee(3)	Chair	3/3	100%
Other Public Directorships in the Past 5 Years
None
(1)	Prof. Best was appointed Lead Independent Director ("LID") on April 23, 2019.
(2)	Prof. Best was member of the Audit, Risk and Finance Committee until June 19, 2019; he was re-appointed on this Committee on October 1st, 2019.
(3)	The HR and Compensation Committee and the Corporate Governance and Nomination Committee merged to form the HR and Corporate Governance Committee on May 7, 2019.

Page | 18	Liminal BioSciences Inc. 2020 Management Information Circular

Kenneth Galbraith
Director and Chief Executive Officer British Columbia, Canada Age: 57 Non-independent Director since August 2016

Mr. Kenneth Galbraith has served as our Chief Executive Officer since April 2019 and a member of our board of directors since July 2016. Mr. Galbraith is also Managing Director of Five Corners Capital. Mr. Galbraith joined Ventures West as a General Partner in September 2007 and led the firm’s biotechnology practice prior to founding Five Corners Capital in September 2013 to continue managing the Ventures West investment portfolio. Previously, Mr. Galbraith served as the Chairman and Interim Chief Executive Officer of AnorMED, until its sale to Genzyme Corp. in November 2006. Starting in the biotech sector in 1987, Mr. Galbraith spent 13 years in senior management with QLT Inc., retiring in 2000 from his position as Executive Vice-President and Chief Financial Officer. Mr. Galbraith currently serves on the board of directors of Macrogenics and Profound Medical Inc., both of which are Nasdaq-listed healthcare companies.

Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia in 1985 and was appointed a Fellow of the Chartered Accountants of BC in 2013.

2019 AGM Voting Results
For Withheld	% 99.90 0.10	# 16,739,015 17,585

Value of Total Compensation Received as Director
Financial Year 2018	$177,500
Financial Year 2019	$29,555(1)
Equity Ownership
Common Shares	0
Stock Options	887,684

Board/Committee Membership		Position Held	Meeting Attendance
Board		Director	14/14(2)	100%
Audit, Risk and Finance Committee		Member	2/2(3)	100%
HR & Compensation Committee(4)		Member	1/3	33%
Other Public Directorships in the Past 5 Years
Date	Company	Jurisdiction	Stock Exchange
2017-Current	Profound Medical	Ontario	TSX
2008-Current	Macrogenics	Delaware	NASDAQ
(1)	Mr. Galbraith was appointed Chief Executive Officer on April 23, 2019 and he was not compensated as Non-Executive Director.
(2)	Mr. Galbraith was invited to participate to 12 on 18 Board meetings due to conflict of interest.
(3)	Mr. Galbraith was member of the Audit, Risk and Finance Committee until April 23, 2019.
(4)	Mr. Galbraith was member of the HR and Compensation Committee until May 7, 2019.

Liminal BioSciences 2020 Management Information Circular	Page | 19

Gary Bridger
Director Washington, United States Age: 57 Independent Director since May 2019

Dr. Bridger has served as a member of our board of directors since May 2019. Dr. Bridger has also served as a member of the board of directors of X4 Pharmaceuticals, Inc. since October 2018. From February 2015 to December 2017, Dr. Bridger served as a consultant to Xenon Pharmaceuticals Inc., a biopharmaceutical company, where he previously served as the Executive Vice President of Research and Development from January 2013 to February 2015. From October 2013 to October 2015, Dr. Bridger served as a Managing Director at Five Corners Capital Inc. From June 2010 to June 2012, Dr. Bridger served as a venture partner at Venture West Capital Management, a venture capital firm. From November 2006 to December 2007, Dr. Bridger served as Senior Vice President of Research and Development of Genzyme Corporation, a biotechnology company, which was acquired by Sanofi, S.A. In June 1996, Dr. Bridger co-founded AnorMED Inc., a biopharmaceutical company, and was its Vice President of Research and Development and Chief Scientific Officer from 2000 until its acquisition by Genzyme in November 2006. Dr. Bridger has served on the board of directors of Aquinox Pharmaceuticals, Inc. since 2013. Dr. Bridger holds a Ph.D. in Organic Chemistry from the University of Manchester Institute of Science and Technology. We believe that Dr. Bridger’s experience as a director and executive officer at numerous biopharmaceutical companies qualifies him to serve as a member of our board of directors.

2019 AGM Voting Results
For Withheld	% 99.90 0.10	# 16,739,454 17,146

Value of Total Compensation Received as Director
Financial Year 2018	n/a
Financial Year 2019	$266,610
Equity Ownership
Common Shares	0
Stock Options	15,846

Board/Committee Membership		Position Held	Meeting Attendance
Board		Member	9/10	90%
Audit, Risk and Finance Committee		Member	2/2(1)	100%
HR and Corporate Governance Committee		Member	3/3	100%
Other Public Directorships in the Past 5 Years
Date	Company	Jurisdiction	Stock Exchange
2013-2019	Aquinox Pharmaceuticals, Inc.	British Columbia	NASDAQ
2018-present	X4 Pharmaceuticals, Inc.	Massachusetts, USA	NASDAQ
(1)	Dr. Bridger was member of the Audit, Risk and Finance Committee from June 19, 2019 to September 30, 2019.

Page | 20	Liminal BioSciences Inc. 2020 Management Information Circular

Neil A. Klompas
Director British Columbia, Canada Age: 48 Independent Director since May 2019

Mr. Klompas has served as a member of our board of directors since May 2019. Mr. Klompas joined Zymeworks Inc. in March 2007 where he currently serves as Chief Financial Officer. Prior to joining Zymeworks, he worked with KPMG LLP in Canada and the United States, and from 2005 to 2007, with KPMG's Pharmaceuticals, Biotechnology and Medical Device M&A Transaction Services practice in Princeton, New Jersey. Prior to that, from 2000 to 2005 Mr. Klompas worked with KPMG's Canadian Biotechnology and Pharmaceuticals practice. Mr. Klompas is a Chartered Professional Accountant and is a member of Chartered Professional Accountants of British Columbia. Mr. Klompas also holds a degree in Microbiology & Immunology from the University of British Columbia. He serves on the faculty advisory board for Biotechnology and Chemistry for Camosun College and as a member of the board of directors of Ovensa Inc., a private biotechnology company. We believe that Mr. Klompas’s experience as a financial executive in the biopharmaceutical industry qualifies him to serve as a member of our board of directors.

2019 AGM Voting Results
For Withheld	% 99.90 0.10	# 16,740,432 16,168

Value of Total Compensation Received as Director
Financial Year 2018	n/a
Financial Year 2019	$272,607
Equity Ownership
Common Shares	0
Stock Options	15,846

Board/Committee Membership	Position Held	Meeting Attendance
Board	Member	10/10	100%
Audit, Risk and Finance Committee	Chair	5/5	100%
Other Public Directorships in the Past 5 Years
None

Liminal BioSciences 2020 Management Information Circular	Page | 21

Zachary Newton
Director Ontario, Canada Age: 36 Non-independent Director since December 2018

Mr. Zachary Newton has served as a member of our board of directors since December 2018. Since January 2017, Mr. Newton has served as Director at Thomvest, a private investment firm where he has been employed since March 2016. Prior to Thomvest, Mr. Newton was employed by Quinzhee Capital from December 2013 until March 2016 and he started his career at Torys LLP. Mr. Newton also sits on the board of directors of ecobee Inc., Carbon Engineering Ltd. and the National Ballet School of Canada. Mr. Newton holds a J.D. and an M.B.A. from the University of Toronto and a Bachelor of Arts (Honors) from Cornell University. We believe that Mr. Newton’s extensive experience in the investment industry qualifies him to serve as a member of our board of directors.

2019 AGM Voting Results
For Withheld	% 99.89 0.11	# 16,737,582 19,018

Value of Total Compensation Received as Director
Financial Year 2018	$37,782(1)
Financial Year 2019	$277,607
Equity Ownership
Common Shares	2
Stock Options	15,975

Board/Committee Membership	Position Held	Meeting Attendance
Board	Member	12/12(2)	100%
HR and Corporate Governance Committee	Member	3/3	100%
Other Public Directorships in the Past 5 Years
None
(1)	Mr. Newton was appointed on the Board on December 13, 2018.
(2)	18 Board meetings were held in 2019, but Mr. Newton abstained from attending 6 Board meetings due to conflict of interest.

Page | 22	Liminal BioSciences Inc. 2020 Management Information Circular

Timothy Steven Wach
Director Ontario, Canada Age: 59 Independent Director since May 2019

Mr. Wach has served as a member of our board of directors since May 2019. Since January 2015 until the end of February 2020, Mr. Wach served as Managing Director and Board Member of Taxand. In 1989, Mr. Wach joined Gowling Lafleur Henderson LLP as an associate and was a partner from 1992 to 2014. Mr. Wach also has experience in government relations and tax policy, having twice served in the Tax Policy Branch of the Canadian Department of Finance in Ottawa, most recently as Director of Legislative Development and Chief Legislative Counsel from 2009 to 2011. In that role, he chaired the Interdepartmental Legislation Review Committee, the committee responsible for the preparation of Canada's federal income tax legislation for submission to Parliament. We believe that Mr. Wach’s experience with respect to tax and finance qualifies him to serve as a member of our board of directors.

2019 AGM Voting Results
For Withheld	% 99.90 0.10	# 16,739,799 16,801

Value of Total Compensation Received as Director
Financial Year 2018	n/a
Financial Year 2019	$260,941
Equity Ownership
Common Shares	0
Stock Options	15,846

Board/Committee Membership	Position Held	Meeting Attendance
Board	Member	9/10	90%
Audit, Risk and Finance Committee	Member	5/5	100%
Other Public Directorships in the Past 5 Years
None

Liminal BioSciences 2020 Management Information Circular	Page | 23

2	Additional Disclosure Relating to Directors

To the knowledge of the Company as at the date hereof, none of the proposed directors:

o	is or has been, within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that,
•	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
•

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive office or chief financial officer;

o

is, as at the date hereof, or has been within ten years prior, a director or executive officer of any company (including the Company) that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

o

has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

o

has (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; (ii) entered into a settlement agreement with a securities regulatory authority; or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

3	Compensation

Executive Compensation

Summary Compensation Table

The following table provides a summary of compensation earned during each of the financial years ended on December 31, 2019 and 2018 by the Named Executive Officers, or NEOs, in accordance with the scaled disclosure requirements available to emerging growth companies and smaller reporting companies under U.S. securities laws.

Summary Compensation Table
Name and Principal Position	Year	Salary	Share Awards(1)	Option Awards(2)	Non-equity Incentive Plan Compensation(3)	All Other Compensation (4)	Total Compensation
		($)	($)	($)	($)	($)	($)
Kenneth Galbraith Chief Executive Officer(5)	2019	490,119(6)(7)	—	11,729,827(8)	348,836	44,287	12,613,069
	2018	77,500(7)	—	37,846	—	—	115,346
Bruce Pritchard Chief Operating Officer – International(9)	2019	575,892(10)	1,187,700(11)	3,276,563(8)	518,303(10)	68,881(10)	5,627,339
	2018	575,285(10)	488,580	152,986	—	74,765(10)	1,291,616

Page | 24	Liminal BioSciences Inc. 2020 Management Information Circular

Summary Compensation Table
Name and Principal Position	Year	Salary	Share Awards(1)	Option Awards(2)	Non-equity Incentive Plan Compensation(3)	All Other Compensation (4)	Total Compensation
		($)	($)	($)	($)	($)	($)
Patrick Sartore Chief Operating Officer – North America(12)	2019	493,411	969,300(11)	3,276,563(8)	348,750	34,467	5,122,491
	2018	454,231	398,832	123,376	—	35,118	1,011,557
Simon Best(13)	2019	437,620(14)	—	535,867(15)	206,000	432	1,179,919
(1)

In accordance with SEC rules, this column reflects the aggregate grant date fair value of the share awards granted during the fiscal year. The fair value of the RSU awards was determined using the price of common shares underlying the RSUs on the grant date (2019 – $0.42, 2018 – $0.39; these prices are pre share Consolidation). This value reflects the number of units payable if all objectives are met at 100%. The amounts in this column do not represent the actual amounts paid to or realized by our NEOs during the years ended December 31, 2019 and 2018.

(2)

In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during the fiscal year. The fair value of the option awards was estimated using the Black Scholes option pricing model, a common valuation methodology which uses the same assumptions for determining the equity-based compensation expense in the Company's financial statements for the year-ended December 31, 2019 in accordance with IFRS. See Note 19 of the Notes to our Consolidated Financial Statements for a discussion of assumptions made by us in determining the aggregate grant date fair value of our option awards. The amounts in this column do not represent the actual amounts paid to or realized by our NEOs during the years ended December 31, 2019 and 2018. A portion of the option awards granted during this period was determined with the intent of not providing further Options grants for a three-year period.

(3)

Represents the cash bonus earned for each financial year, pursuant to our Short-Term Incentive Plan, or STIP. For additional information, see the "Narrative Disclosure to Summary Compensation Table – Short-Term Incentive Plan" section below.

(4)	The following table provides the details for the amounts reported for 2019 for each NEO:
Name	Car Allowance	Pension Contributions	Medical Consultation Reimbursements	Annual Professional Dues	Relocation	Total
	($)	($)	($)	($)	($)	($)
Kenneth Galbraith	0	22,369	—	—	21,918	44,287
Bruce Pritchard	11,292	57,589	—	—	—	68,881
Patrick Sartore	6,231	24,558	1,030	2,648	—	34,467
Simon Best	—	—	—	—	—	—
(5)	Mr. Galbraith was hired as our Chief Executive Officer on April 23, 2019.
(6)	Paid in US dollar and converted at the following exchange rate: 1 USD=CDN$1.3289 (2019 average).
(7)

Amounts include $29,555 (2019) and $77,500 (2018) of board fees that Mr. Galbraith was entitled to receive as compensation as a member of the board of directors and committees of the board until his appointment as Chief Executive Officer on April 23, 2019. Mr. Galbraith received no compensation for his role of executive director starting on April 23, 2019.

(8)	These option awards were granted with the intent of not providing additional option awards for a three-year period.
(9)	Mr. Pritchard was Chief Operating Officer and Chief Financial Officer until the appointment of Mrs. Murielle Lortie as Chief Financial Officer on September 1, 2019.
(10)	Paid in pounds sterling (GBP) and converted at the following exchange rate: 1 GBP=CDN$1.6938 (2019 average); 1 GBP=CDN$1.7237 (2018 average).
(11)

These amounts represent the value of the time-vested RSUs granted under the 2019 Special Retention Program. Each NEO elected to receive a cash payment in lieu of the RSU at the time of vesting. For additional information, see the "Narrative Disclosure to Summary Compensation Table – Long-Term Incentives" section below.

(12)	Mr. Sartore was Chief Operating Officer, Chief Legal Officer and Corporate Secretary until the appointment of Mrs. Marie Iskra as General Counsel on September 1, 2019.
(13)

Prof. Best was Interim President and Chief Executive Officer from December 19, 2018 until the appointment of Mr. Galbraith as our Chief Executive Officer on April 23, 2019. Prof. Best was appointed Lead Independent Director on April 23, 2019.

(14)

Amount includes $110,500 (2019) and $197,674 (2018) of board fees that Prof. Best was entitled to receive as compensation as a member of the board of directors and committees of the board and for the portion of 2019 where he served as Lead Independent Director. Prof. Best received no compensation for his role of executive director from January 1, 2019 through April 23, 2019.

(15)

Amount includes fair value of the option award for Prof. Best’s service as a member of the board of directors and committees of the board and for the portion of 2019 where he served as Lead Independent Director as well as an option award for his service as interim Chief Executive Officer.

Liminal BioSciences 2020 Management Information Circular	Page | 25

Narrative Disclosure to Summary Compensation Table

Base Salary

We aim to provide a salary established based on the level of responsibility relative to other positions in our company and relative to base salaries paid by the organizations in our peer group as well as the performance of us and of the NEOs. It is an important component of our ability to attract and retain executives who have the leadership and management skills to drive the further growth and success of our business.

Short-Term Incentive Plan

We provide our NEOs with incentives under a Short-Term Incentive Plan, or STIP, which is designed to engage, recognize and reward their contributions to reaching our annual objectives. Having a significant portion of all executives’ annual incentive determined on the basis of the same corporate performance objectives reinforces the teamwork of the members of our executive team and motivates them to achieve widespread success for the whole organization. The corporate short-term performance objectives against which our annual performance is evaluated are established each year by the HR and corporate governance committee, in conjunction with the Chief Executive Officer.

The STIP targets for the NEOs are reviewed regularly to ensure that they remain competitive with those of our peer group. Target incentive levels (as a percentage of base salary) for the NEOs were the following in 2019:

Name	Short-Term Incentive Target
Kenneth Galbraith	75%
Bruce Pritchard	60%
Patrick Sartore	50%
Simon Best	75%

Upon appointment of the Chief Executive Officer in April 2019, corporate objectives were established for 2019, each objective being assigned a relative weight. The board of directors, with the support of the HR and corporate governance committee was responsible for determining and approving a payout factor that would recognize our performance against the corporate objectives for the period following certain restructuring transactions having occurred in 2019 (the "Restructuring Transactions") as well as the performance of the executive team to execute the Restructuring Transaction. As a result of this assessment, the payout factor for 2019 was 70%, and as a result, short-term incentives were determined by multiplying the payout factor by the short-term incentive target.

In consideration of the financial uncertainty at the beginning of 2019, we implemented a retention program, or the 2019 Special Retention Program, in order to encourage key employees to remain with the company. All NEOs were eligible to participate in the 2019 Special Retention Program, with the exception of the Chief Executive Officer and the then interim President and Chief Executive Officer.

Under the 2019 Special Retention Program, the 2019 STIP award of participating NEOs was the higher of (i) the award resulting from the application of the board assessment, as described above, and (ii) 150% of the target bonus amount, conditional upon the participating NEO’s active employment at the time of payment and maintained performance level.

The resulting payout amounts are included in the Summary Compensation Table above.

Long-Term Incentives

In 2019, we adopted the Omnibus Incentive Plan, the summary terms of which are further described in Schedule "B" to this Circular, replacing the previous Long-Term Incentive Plan, or the LTIP. The LTIP included (i) a stock option plan, which was established on November 4, 1997 (the "Stock Option Plan"), the summary terms of which are further described in Schedule "C" hereto and (ii) a restricted share

Page | 26	Liminal BioSciences Inc. 2020 Management Information Circular

unit plan, which was established on May 6, 2009 (the "RSU Plan"), the summary terms of which are further described in Schedule "D" hereto. Long-term incentive awards are designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives. Under the Omnibus Incentive Plan, we grant stock options to our executives to ensure alignment of their interests with those of our shareholders, by creating focus on activities and development projects which will increase share price performance over time. It is also our practice to award an initial grant of stock options to new hires to attract qualified and skilled executives. Outstanding awards granted under the previous LTIP will continue to be governed by the terms of the LTIP until such awards are exercised, expire, or are otherwise terminated or cancelled.

Stock options

We granted stock options in 2019 to the NEOs at a level reflecting the executive’s performance and the desired positioning of total compensation versus the comparator group in accordance with our compensation policy. For certain NEOs, the number of stock options granted was determined with the intent of not providing further stock options for a three-year period. Additionally, in June and August 2019, we cancelled certain outstanding options that were issued to our NEOs and employees prior to June 2019, as the exercise price of these options was significantly above the market price, such that it was highly unlikely that the options would ever be exercised.

Restricted Share Units

NEOs who were participants of the 2019 Special Retention Program received a special RSU grant at the beginning of 2019. These time-vested RSUs were to vest at the end of the 2019 Financial Year, conditional upon the participating NEO’s active employment by us at the time of payment and maintained performance level. However, further to the Restructuring Transactions, our board of directors approved the option for participants to receive the value of these RSUs in cash. Mr. Pritchard and Mr. Sartore elected to receive the value of the RSUs in cash and received $197,940 and $161,580, respectively.

Additionally, in 2019, our board of directors approved the conversion of all outstanding performance-vested RSUs granted in 2017 and 2018 to time-vested RSUs. Each time-vested RSU will vest at the end of 2019 and 2020, respectively, in consideration of the fact that the underlying performance objectives were no longer achievable due to a change in the corporate strategy.

The value of options and RSUs granted in 2019 are included in the Summary Compensation Table above.

Perquisites and Other Benefits

We provide our NEOs with a competitive executive benefits package which is designed to attract and retain qualified executives. This package includes a capital accumulation retirement plan, including company contributions equal to 5% of each NEO’s base salary, group insurance, reimbursement of annual medical examinations, annual professional memberships and car allowances. Variations to these programs exist between NEOs due to local market conditions. The value of all such benefits conferred to the NEOs in 2019 is described in the Summary Compensation Table.

Employment Agreements

Below are descriptions of the employment agreements with our NEOs.

Kenneth H. Galbraith. We entered into an employment agreement with Kenneth H. Galbraith that became effective on April 23, 2019. Mr. Galbraith’s employment agreement provides for his employment as Chief Executive Officer for an unspecified duration. Mr. Galbraith’s employment agreement established his base salary at US$500,000, which was prorated for the period after which Mr. Galbraith became our Chief Executive Officer. Mr. Galbraith’s employment agreement further provides that he is eligible to earn an annual target performance bonus upon attainment of objectives to be determined by our board of directors, with a bonus target of 75%, with the potential of reaching a maximum of 150% of base salary. Mr. Galbraith also received a one-time grant of 887,400 stock options in connection with the entering into of the employment agreement. Mr. Galbraith is entitled to reimbursement for all necessary and reasonable business expenses incurred in connection with his duties in accordance with our generally applicable policies.

Liminal BioSciences 2020 Management Information Circular	Page | 27

See the section titled "—Termination and Change of Control Benefits" for information about the benefits Mr. Galbraith is entitled to in the event that his employment is terminated by us without cause or in the event that his employment is terminated by us between six months before and 12 months after a change of control.

Bruce Pritchard. We entered into an employment agreement with Bruce Pritchard that became effective on July 31, 2019. Mr. Pritchard’s employment agreement provides for his employment as Chief Operating Officer, International for an unspecified duration. Mr. Pritchard’s employment agreement established his base salary at GBP 340,000. Mr. Pritchard’s employment agreement further provides that he is eligible to earn an annual target performance bonus upon attainment of objectives to be determined by our board of directors, with a bonus target of 60% for 2019 (including a minimum bonus of GBP 306,000 for 2019) and 50% for the following years, with the potential of reaching a maximum of 100% of base salary. Mr. Pritchard also received a one-time grant of 253,542 stock options in connection with the entering into of the employment agreement. Mr. Pritchard is entitled to reimbursement for all necessary and reasonable business expenses incurred in connection with his duties in accordance with our generally applicable policies.

See the section titled "—Termination and Change of Control Benefits" for information about the benefits Mr. Pritchard is entitled to in the event that his employment is terminated by us without cause or in the event that his employment is terminated by us between six months before and 12 months after a change of control.

Patrick Sartore. We entered into an employment agreement with Patrick Sartore that became effective on July 22, 2019. Mr. Sartore’s employment agreement provides for his employment as Chief Operating Officer, North America, for an unspecified duration. Mr. Sartore’s employment agreement established his base salary at $465,000, which was increased to $550,000 as of September 1, 2019. Mr. Sartore’s employment agreement further provides that he is eligible to earn an annual target performance bonus upon attainment of objectives to be determined by our board of directors, with a bonus target of 50%, with the potential of reaching a maximum of 100% of base salary. Mr. Sartore’s bonus was subject to a minimum of $348,750 for 2019. Mr. Sartore also received a one-time grant of 253,542 stock options in connection with the entering into of the employment agreement. Mr. Sartore is entitled to reimbursement for all necessary and reasonable business expenses incurred in connection with his duties in accordance with our generally applicable policies.

See the section titled "—Termination and Change of Control Benefits" for information about the benefits Mr. Sartore is entitled to in the event that his employment is terminated by us without cause or in the event that his employment is terminated by us between six months before and 12 months after a change of control.

Termination and Change of Control Benefits

Our employment agreements with our NEOs include termination and change of control benefits in the event that the NEO’s employment is terminated by us without cause or in the event that the NEO’s employment is terminated by us between six months before and 12 months after a change of control. A change of control is deemed to occur upon a change of ownership resulting from the acquisition of a majority of our common shares.

The employment agreements provide for the payment of a lump sum equivalent to the value of 12 months of salary and benefit coverage (excluding disability) and 12 months of accelerated vesting of unvested stock options for termination without cause. However, no benefits shall be payable to Mr. Galbraith, should his employment be terminated without cause during his first 18 months of employment.

If the NEO’s employment is terminated by us between six months before and 12 months after a change of control, the NEOs’ employment agreements provide for the payment of a lump sum equivalent to the value of 18 months of salary and benefit coverage (excluding disability), 150% of the NEO’s then current annual target bonus under the short-term incentive plan and accelerated vesting of all unvested stock options.

Page | 28	Liminal BioSciences Inc. 2020 Management Information Circular

Clawback Policy

In the event that we are required to prepare an accounting restatement due to a material non-compliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws and the NEO knowingly engaged in the misconduct, was grossly negligent in engaging in the misconduct, knowingly failed to prevent the misconduct or was grossly negligent in failing to prevent the misconduct, the NEO shall reimburse us the amount of any payment in settlement of the award earned or accrued by him during the 12-month period following the first public issuance or filing with the Autorité des Marchés Financiers (whichever first occurred) of the financial document that contained such material noncompliance.

Indemnification

By-law No. 1 provides for indemnification of each of our directors and executive officers to the fullest extent permitted by the Canada Business Corporations Act, or CBCA.

We have entered into indemnity agreements with each director and officer providing that if such director or officer is or was involved in any threatened, pending or completed proceeding by reason of the fact that such director or officer is or was a director or officer of the Company or is or was serving at our request as a director or officer of another entity, including service with respect to employee benefit plans, whether the basis of such proceeding is an alleged action in an official capacity while serving as a director or officer, such director or officer will be indemnified and held harmless by us to the fullest extent authorized by and in the manner set forth in the CBCA against all expense, liability and loss reasonably incurred or suffered by such director or officer in connection therewith. Under such indemnity agreements, we may indemnify any of our directors or officers in connection with a proceeding (or part thereof) initiated by such director or officer only if such proceeding (or part thereof) is authorized by the board of directors or if such proceeding is a successful proceeding, in whole or in part, by a director or officer for claims under an indemnity agreement.

Securities Authorized for Issuance Under Equity Compensation Plans

As at December 31, 2019, 23,313,164 Common Shares were issued and outstanding. The following table illustrates the securities authorized for issuance under the equity compensation plans in absolute figures as well as in percentage terms in relation to the Company’s issued and outstanding Common Shares as of December 31, 2019:

Equity Compensation Plan Information
Plan Category Equity compensation plans approved by securityholders	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding those in the 2nd column)
Omnibus Incentive Plan	2,202,367 (9.45%)	$32.98	1,547,347 (6.64%)
Option Plan(1)	7,497 (0.03%)	$1,647.67	0 (0%)
RSU Plan(1)	17,565 (0.08%)	—	0 (0%)
(1)	On May 7, 2019, the board approved the Omnibus Incenting Plan replacing the Option Plan and RSU Plan. Since that date, no option or RSU are granted under these plans.

Liminal BioSciences 2020 Management Information Circular	Page | 29

Outstanding Equity Awards at Fiscal Year End(6)
	Option Awards					Share Awards
Name	Grant Date	Number of securities underlying unexercised options (#) (Exercisable)	Number of securities underlying unexercised options (#) (Unexerci-sable)	Option exercise Price ($/sh)	Option expiration date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Kenneth Galbraith	Sep. 2, 2016	33	—	2,800.00	Sep. 2, 2021	—	—
	May 18, 2017	69	—	2,070.00	May 18, 2027	—	—
	Dec. 4, 2018	182	—	770.00	Dec. 4, 2028	—	—
	June 4, 2019	133,110	754,290(3)	36.00	June 4, 2029	—	—
Bruce Pritchard	June 4, 2019	55,995	197,547(4)	36.00	June 4, 2029	998	10,938
Patrick Sartore	June 4, 2019	55,995	197,547(4)	36.00	June 4, 2029	813	8,910
Simon Best	May 25, 2016	62	—	3,000.00	May 25, 2021	—	—
	May 18, 2017	69	—	2,070.00	May 18, 2027	—	—
	Dec. 4, 2018	182	—	770.00	Dec. 4, 2028	—	—
	June 4, 2019	1,622	15,486(5)	36.00	June 4, 2029	—	—
(1)	These units will vest on December 31, 2020.
(2)

The market value of share awards is based on the closing price of our common shares of $10.96 per share on December 31, 2019 on the TSX. The actual gains will depend on the value of the aforesaid shares on the date of exercise.

(3)	These stock options vest annually over the 5-year period following the grant date in accordance with the following vesting schedule.

Months	Vesting %
12	0.00%
24	4.44%
36	13.33%
48	56.67%
60	95.56%
72	100.00%
(4)

These stock options vest monthly over the 6-year period following the grant date in accordance with the following vesting schedule, based on the number of months of service completed after the grant date.

Months	Vesting %	Months	Vesting %	Months	Vesting %
1	0.93%	25	32.18%	49	76.39%
2	1.85%	26	33.80%	50	77.78%
3	2.78%	27	35.42%	51	79.17%
4	3.70%	28	37.04%	52	80.56%
5	4.63%	29	38.66%	53	81.94%
6	5.56%	30	40.28%	54	83.33%
7	6.48%	31	41.90%	55	84.72%
8	7.41%	32	43.52%	56	86.11%
9	8.33%	33	45.14%	57	87.50%
10	9.26%	34	46.76%	58	88.89%
11	10.19%	35	48.38%	59	90.28%
12	11.11%	36	58.33%	60	91.67%
13	12.04%	37	59.72%	61	92.36%
14	12.96%	38	61.11%	62	93.06%
15	13.89%	39	62.50%	63	93.75%
16	14.81%	40	63.89%	64	94.44%
17	15.74%	41	65.28%	65	95.14%
18	16.67%	42	66.67%	66	95.83%
19	17.59%	43	68.06%	67	96.53%

Page | 30	Liminal BioSciences Inc. 2020 Management Information Circular

Months	Vesting %	Months	Vesting %	Months	Vesting %
20	18.52%	44	69.44%	68	97.22%
21	19.44%	45	70.83%	69	97.92%
22	20.37%	46	72.22%	70	98.61%
23	21.30%	47	73.61%	71	99.31%
24	30.56%	48	75.00%	72	100.00%
(5)	Options vest quarterly over 3-year period spanning from September 1, 2019 to June 1, 2022.
(6)

For information on vesting acceleration of the equity awards described above upon a NEO’s termination of employment, see the "Executive Compensation – Executive Compensation Elements – Termination and Change of Control Benefits" section above.

Director Compensation

Director Compensation Program

The following table describes the director compensation program that is currently in effect for the 12-month period starting June 20, 2019, or the 2019-2020 Mandate, and the director compensation program that was in effect for the period spanning from May 9, 2018 through June 19, 2019, or the 2018-2019 Mandate. Due to the fact that our annual meeting of shareholders is usually held in May of each year and that the 2019 Meeting was exceptionally postponed to June 19, 2019 due to the Restructuring Transactions, an additional cash retainer representing approximately 11% of the compensation received by each director during the 2018 Financial Year was approved to compensate the directors for the additional month. Cash retainers are paid on a quarterly basis and no attendance fee is paid to the members for attending the meetings of our board of directors and meetings of our standing committees. Our minimum director shareholding policy was terminated on May 7, 2019.

	2019-2020 Mandate	2018-2019 Mandate
Chair of Board
Annual Retainer (inclusive of committee retainers/fees)	$175,000 15,846 stock options(1)	$207,674 $100,000 of stock options(2)
Lead Independent Director
Annual Retainer (inclusive of committee retainers/fees)	$150,000 15,846 stock options(1)	—
Non-Executive Directors
Annual Retainer	$75,000 15,846 stock options(1)	$55,000 $100,000 of stock options(2)
Committee Chairs
Additional Annual Retainer
Audit, Risk and Finance	$35,000	$30,000
HR and Corporate Governance(3)(5)	—	—
HR and Compensation(3)	—	$25,000
Corporate Governance and Nominating(3)	—	$25,000
Plasma Strategy Development and Asset Monetization(4)	—	—
Defense Strategy(4)	—	—
Attendance Fees	No attendance fees	No attendance fees
Non-Chair Committee Members
Additional Annual Retainer
Audit, Risk and Finance	$17,500	$15,000
HR and Corporate Governance(3)	$15,000	—
HR and Compensation(3)	—	$12,500
Corporate Governance and Nominating(3)	—	$12,500

Liminal BioSciences 2020 Management Information Circular	Page | 31

	2019-2020 Mandate	2018-2019 Mandate
Plasma Strategy Development and Asset Monetization(4)	—	$12,500
Defense Strategy(4)	—	$12,500
Attendance Fees	No attendance fees	No attendance fees
(1)	Options vest quarterly over 3-year period spanning from September 1, 2019 to June 1, 2022.
(2)	Options vest 25% on the 1st day of August, November, February and May following the director's nomination at the Annual General Meeting of Shareholders.
(3)	The HR and compensation committee was merged with the corporate governance and nominating committee on May 7, 2019 to form the new HR & corporate governance committee.
(4)

The defense strategy committee and the plasma strategy development and asset monetization committee, or PSDAM committee, were terminated on May 7, 2019. The compensation of the Chair of our board of directors includes any annual retainers he would have been entitled to as Chair and/or members of the committees. Prof. Simon Best, who was Chair of our board of directors until April 23, 2019 was Chair of the PSDAM committee and the defense strategy committee, which were both terminated on May 7, 2019. No meeting of the PSDAM committee and the defense strategy committee was held between these dates.

(5)	Included in Lead Independent Director annual retainer.

Director Compensation Table

The following table sets forth information concerning compensation accrued or paid to our non-employee directors during the year ended December 31, 2019 for their service on our Board. Mr. Kenneth Galbraith, who is an executive director since April 23, 2019 and Prof. Simon Best who was an executive director from December 19, 2018 to April 23, 2019, received no additional compensation for such roles. Their compensation is set forth in the Summary Compensation Table above.

Director Compensation Table
	Fees earned or paid in cash
Name	Board Annual Cash Retainer ($)	Committee Annual Cash Retainer ($)	Attendance Fee ($)	Option awards (1)(11) ($)	All other compensa-tion(2) ($)	Total Compensa-tion ($)
Current Members
Gary Bridger(3)	50,000	17,336(4)	—	199,274	—	266,610
Stefan Clulow(5)	142,192	4,167	—	199,274	—	345,633
Neil A. Klompas(3)	50,000	23,333	—	199,274	—	272,607
Zachary Newton	68,333	10,000	—	199,274	—	277,607
Timothy Steven Wach(3)	50,000	11,667	—	199,274	—	260,941
Previous Members
David John Jeans(6)	18,333	36,667	52,000	—	—	107,000
Charles Kenworthy(7)	36,158	—	—	—	—	36,158
Louise Ménard(8)	18,333	36,667	86,000	—	3,000	144,000
Paul Mesburis(9)	42,483	48,334	170,000	—	3,000	263,817
Kory Sorenson(10)	13,750	30,002	22,000	—	3,000	68,752
(1)

In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during the fiscal year. The fair value of the option awards was estimated using the Black Scholes option pricing model, a common valuation methodology which uses the same assumptions for determining the equity-based compensation expense in the Company's financial statements for the year-ended December 31, 2019 in accordance with IFRS. See Note 19 of the Notes to Consolidated Financial Statements for a discussion of assumptions made by us in determining the aggregate grant date fair value of our option awards. The amounts in this column do not represent the actual amounts paid to or realized by our directors during the year ended December 31, 2019.

(2)

$3,000 was paid under the Indemnification Agreement to some of Directors for their collaboration and extra work with respect to the AMF investigation on the refinancing transactions completed by the Company in April 2019.

Page | 32	Liminal BioSciences Inc. 2020 Management Information Circular

(3)	Dr. Bridger, Mr. Klompas and Mr. Wach were appointed to our board of directors on May 8, 2019.
(4)	Dr. Bridger was member of the audit, risk and finance committee from May 8, 2019 to September 30, 2019 at which date Dr. Bridger entered into a consultancy agreement with us.
(5)	Mr. Clulow was appointed Chair of our board of directors on April 23, 2019.
(6)	Mr. Jeans was Chair of the HR and compensation committee. Mr. Jeans resigned from our board of directors on May 7, 2019.
(7)	Mr. Kenworthy did not stand for reelection on our board of directors at the Annual General and Special Meeting of Shareholders on June 19, 2019.
(8)	Ms. Ménard was Chair of the corporate governance and nominating committee. Ms. Ménard resigned from our board of directors on May 7, 2019.
(9)

Mr. Mesburis was Chair of the audit, risk and finance committee. Mr. Mesburis did not stand for reelection on our board of directors at the Annual General and Special Meeting of Shareholders on June 19, 2019.

(10)	Ms. Sorenson tendered her resignation from our board of directors on March 31, 2019.

The following table indicates the number of option awards outstanding for each current and former director as of December 31, 2019. No share awards were provided to directors during the year ended December 31, 2019.

Name	Options Outstanding (#)
Current Members
Gary Bridger	15,846
Stefan Clulow	16,239
Neil A. Klompas	15,846
Zachary Newton	15,975
Timothy Steven Wach	15,846
Previous Members
David John Jeans	287
Charles Kenworthy	338
Louise Ménard	393
Paul Mesburis	393
Kory Sorenson	166

Liminal BioSciences 2020 Management Information Circular	Page | 33

Statement of Corporate Governance Practices

Compliance with corporate governance guidelines is a fundamental element of the manner in which the Company operates its business and seeks to enhance shareholder value. The Board is committed to high standards of corporate governance practices. Its practices are in line with those of similar Canadian companies in its sector of activity and are reviewed by the HR & Corporate Governance Committee (previously by the Corporate Governance and Nominating Committee), which makes recommendations to the Board as appropriate. The Board is of the opinion that these practices essentially comply with applicable corporate governance guidelines and ensure transparency and effective governance to the Company.

1	Board
1.1	Board Mandate

The Board is responsible for the stewardship and strategic direction of the Company. It does not actively manage but rather supervises the management of the Company's business and affairs, to ensure a consistent focus on increasing shareholder value. In exercising their powers and discharging their duties, the Directors shall (a) act honestly and in good faith with a view to the best interests of the Company; and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

To better discharge its responsibilities, the Board has established the two following standing committees: the Audit, Risk and Finance Committee and the HR & Corporate Governance Committee (collectively the "Standing Committees").

The responsibilities of the Board are fully described in the Board mandate attached as Schedule "A" to this Circular.

1.2	Independence

The Board determines the Directors' independence according to Regulation 58-101 respecting disclosure of corporate governance practices as well as Regulation 52-110 respecting audit committees. Of the seven nominees for election to the Board, four Directors are independent being Prof. Simon Best, Dr. Gary J. Bridger, Neil A. Klompas and Timothy S. Wach. The three non-independent Directors are Kenneth Galbraith, Stefan Clulow and Zachary Newton, for the following reasons:

o	Mr. Kenneth Galbraith is Chief Executive Officer of the Company since April 23, 2019.
o

Mr. Stefan Clulow and Mr. Zachary Newton were designated by Structured Alpha LP ("SALP") to sit on the Board pursuant to an agreement related to the Restructuring Agreement (as defined below), which entitles SALP to designate two persons for election to the Company's Board.

On an annual basis, each director has to declare whether he is independent, and all such declarations are reviewed by the HR & Corporate Governance Committee, which then makes recommendations to the Board in respect of the Board's determination on the independence of Directors.

1.3	Chair of the Board & Lead Independent Director

The Company was led by an independent non-executive Chair from 2011 until the resignation of the Company's President and Chief Executive Officer on December 19, 2018 to permit the Board to function independently of management. On December 19, 2018, the Board appointed Prof. Simon Best to take over the positions on an interim basis until a permanent President and Chief Executive Officer was appointed. The position of Chair of the Board had been held by Prof. Simon Best since May 2014. On April 23, 2019, Mr. Stefan Clulow was appointed Chair of the Board and Mr. Kenneth Galbraith was appointed Chief Executive Officer of Liminal BioSciences in replacement of Prof. Simon Best. As Mr. Clulow is a non-independent member, the Board appointed simultaneously Prof. Simon Best as Lead Independent Director to ensure the effectiveness of the Board and that the Board functions with appropriate independence.

Page | 34	Liminal BioSciences Inc. 2020 Management Information Circular

1.4	Directors Serving Together

For the 2019 Financial Year, no Directors served together on any other public company board.

1.5	Meetings

The Board holds regularly-scheduled meetings, special meetings and unofficial meetings to review specific matters when needed. Special meetings are held by the Board to discuss and act on matters that need attention before the following regular meeting is held or that requires additional time, such as financings, material transactions or other business concerns arising throughout the year. The number of meetings of the Board and its committees held during the 2019 Financial Year and members' attendance at these meetings is provided in the section "Nominees for Election to the Board".

1.6	Sessions without Management

As further described in the Board mandate (attached hereto as Schedule "A"), the Directors also hold meetings without the presence of management at the end of each regularly scheduled Board or Standing Committee meeting or at other specified times during the year ("in-camera session(s)"). The Directors may have in-camera session at the end of a special meeting as well, if necessary. These sessions are chaired by the Chair of the Board or the Lead Independent Director as deemed appropriate in the circumstances. There were four in-camera sessions held by the non-executive Directors during the regularly scheduled meetings held during in the 2019 Financial Year.

1.7	Sessions without Non-Independent Directors

The independent Directors do not hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance. Where matters discussed may involve persons having a conflict of interest or potential conflict of interest, that person may not participate in or be permitted to hear the discussion of the matter at any meeting of Directors except to disclose material facts and respond to questions. A director having a conflict of interest or potential conflict of interest will be counted in determining the presence of a quorum for purposes of the vote as per the Company's articles of incorporation but will not vote on any resolution to approve such matter when the vote is taken. On occasions where it will be considered advisable, the Company's independent Directors may hold meetings at which non-independent Directors and members of management are not in attendance. The independent Directors are able to exercise their responsibilities for independent oversight of management by virtue of forming a majority of the Board. There were twelve special Board meetings, on which six were held by independent and/or non-conflicted Directors during the 2019 Financial Year.

Board / Committees	Number of Meetings held during the 2019 Financial Year		Number of In-Camera Sessions held during the 2019 Financial Year
	Regular	Special
Board	5(1)	12	4
Audit, Risk and Finance Committee	5	2	4
HR & Corporate Governance Committee(2)	2	1	2
HR and Compensation Committee(2)	3	0	3
Corporate Governance and Nominating Committee(2)	3	1	2
Special Committee(3)	22	N.A.	7
Plasma Strategy Development and Asset Monetization (PSDAM) Committee(4)	1	0	1
Defense Strategy Committee(4)	1	0	0
(1)	Consists of four regular meetings and one strategic planning session. In addition, the Board holds call updates on a regular basis between regular Board meetings.
(2)	The HR and Compensation Committee was merged with the Corporate Governance and Nominating Committee on May 7, 2019 to form the new HR & Corporate Governance Committee.

Liminal BioSciences 2020 Management Information Circular	Page | 35

(3)

The Special Committee was created on February 14, 2019 and held its last meeting on May 6, 2019. The Special Committee was composed of independent non-conflicted Directors and meetings were held with the participation of members of management and other external advisors on invitation by the Special Committee. The Special Committee’s In-Camera Sessions were held by the Special Committee by excluding members of management and other external advisors, but including legal advisors.

(4)	The PSDAM Committee and the Defense Strategy Committee were terminated on May 7, 2019.

Director Tenure

The Company has not instigated a board tenure policy because the Company determined that it was not appropriate in the context of the Company, notably given, as illustrated below, the average tenure of the director nominees standing for election to the Board is 1.75 years.

Nomination of Directors

All Directors may submit a list of candidates for nomination as directors to the HR & Corporate Governance Committee of the Board. Its powers in relation to new candidates for board nomination are further described in the written mandate of the HR & Corporate Governance Committee, available on the Company's website at www.liminalbiosciences.com.

If a candidacy is endorsed by the HR & Corporate Governance Committee, said nominee is submitted to the Board. The size of the Board is considered, in conjunction with the diversity of background, experience and qualifications of the Directors in order to ensure that the Board functions effectively. To encourage an objective nominating process, the HR & Corporate Governance Committee seeks the input of other Directors and senior management on new nominees to the Board and reviews potential candidates in light of board effectiveness assessment results.

Position Descriptions

Chair of the Board and Committees Chairs

The roles and responsibilities of the Chair of the Board and each of its committees are provided in their written mandates. Each Chair is responsible for overseeing the Board's or the committee's work, as applicable, to ensure that the Board or the relevant committee fulfils its mandate, role and responsibilities as set out in its written mandate, that the structure and mandate of the Board or committee are appropriate and adequate to fulfill its role, that it has the resources and relevant current information to carry out its tasks and that the calendar, organization and procedures of meetings of the Board or committee allow adequate time to examine and discuss matters set before the Board, or one of its designated committees, as applicable. The Chair of a committee acts as intermediary with senior management and ensures that the committee reports to the Board at each subsequent meeting on the deliberations, decisions and recommendations of the committee.

Page | 36	Liminal BioSciences Inc. 2020 Management Information Circular

Lead Independent Director

On May 7, 2019, the Board has put in place a position description for the new Lead Independent Director. The primary role of the Lead Independent Director is to ensure that the Board functions with appropriate independence. Such description will be reviewed from time to time by the HR & Corporate Governance Committee and shall be approved by the Board.

Chief Executive Officer

A written position description for the Chief Executive Officer was developed, together with the Chief Executive Officer, involving the delineation of his responsibilities. Such description will be reviewed from time to time by the HR & Corporate Governance Committee and shall be approved by the Board. The Chief Executive Officer reports to the Board on a continuous and frequent basis in respect of any material developments, updated business strategy, as well as to provide regular financial and operating reports. Corporate objectives shall be agreed annually between the Chief Executive Officer and the Board. The Chief Executive Officer's performance shall be assessed annually against these objectives.

The positions descriptions/mandates are available on the Company's website at www.liminalbiosciences.com.

Orientation and Continuing Education

Once they have confirmed their interest in becoming directors of the Company, new potential nominees are invited to meet with the Chair of the Board, the chair of each Standing Committee (the Audit, Risk and Finance Committee and the HR & Corporate Governance Committee) and senior executives before their candidacy is submitted to the shareholders. An orientation package is available to the Directors newly elected which includes full documentation on the business of the Company. In addition, members of management regularly inform Directors of available resources that may be of interest to them in carrying out their roles as directors and brief them on relevant developments, during, as well as, outside Board and committee meetings at which members of management are present. This includes regular and frequent reports on the evolution of the business of the Company and implementation of its strategic plan. During the 2019 Financial Year, one educational session was held in December 2019 regarding foreign private issuers on Nasdaq.

2	Standing Committees

The Board carries out its mandate directly and through recommendations it receives from the Standing Committees, being the Audit, Risk and Finance Committee and the HR & Corporate Governance Committee.

Similarly, the Board also receives recommendations from management from time to time.

2.1	The Audit, Risk and Finance Committee

The Audit, Risk and Finance Committee is mainly responsible for the four following fundamental matters:

o	the Company's financial reporting process and internal control systems;
o	the Company's process to identify and manage risks;
o	the internal and external audit process; and
o

the Company's communication system to provide an open avenue of communication among the external auditors, the financial and senior management, the internal auditing department (if any), and the Board.

The Audit, Risk and Finance Committee reviews the interim and annual financial statements, Management's Discussion and Analysis (MD&A) and other legally required public disclosure documents containing financial information.

Liminal BioSciences 2020 Management Information Circular	Page | 37

During the 2019 Financial Year, the Audit, Risk and Finance Committee reviewed certain positions relating to the accounting of:

o	equity and debt financings, and concurrent private placements;
o	going concern disclosures;
o	licence agreements; and
o	inventory capitalization.

The Audit, Risk and Finance Committee also oversees the financial reporting processes and internal controls. This comprises keeping abreast of how management's addresses changes in the operations and transactions to ensure that they are appropriately reflected in the financial disclosure documents and the internal controls put in place to address these changes. As part of this, the Audit, Risk and Finance Committee reviews the activities of the internal audit department, including its organizational structure, resources and budget, the internal audit plan for the year and their report on their review and testing of Internal Controls over Financial Reporting ("ICFR") and disclosure controls. It also considers any recommendations made by the external auditors regarding internal controls. In addition, the Audit, Risk and Finance Committee reviews the quarterly internal reporting package prepared by management, understanding the key variances from budget and the impact on the financial condition.

Finally, in the accomplishment of its financial oversight, the Audit, Risk and Finance Committee reviews and discusses the Company's short and long-term financial plans, including the budgets, the management of tax matters and proposed issuance of equity, debt or other financial instruments.

The Audit, Risk and Finance Committee is composed of Neil A. Klompas (Chair), Simon Best, and Timothy S. Wach. Dr. Gary Bridger was a member of the Audit, Risk and Finance Committee from June 19 to September 30, 2019. Due to the consultancy agreement entered into with Dr. Gary Bridger on September 30, 2019, the Company has appointed Prof. Simon Best to fill Dr. Bridger's seat on the Audit, Risk and Finance Committee effective on October 1st, 2019.

The board of directors has determined that all the members of our Audit, Risk and Finance Committee qualify as "audit committee financial experts" as defined by SEC rules and have the requisite financial sophistication under the applicable rules and regulations of the Nasdaq. All of the members of the Audit, Risk and Finance Committee are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

2.1.1	External Auditors

PricewaterhouseCoopers LLP ("PwC") was appointed as the Company's auditor on June 19, 2019. PwC is independent of the Company within the meaning of the Code of Ethics of Chartered Professional Accountants (Québec) and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States). Prior to the appointment of PwC, Ernst & Young LLP ("EY") had served as the Company's auditor since 2010.

In its oversight of the services rendered by the external auditors, which, as specified above, were performed by PwC & EY for the 2019 Financial Year, the Audit, Risk and Finance Committee (i) discusses with the external auditors their responsibilities in performing their audit, their determination of areas of significant audit risk and related risk mitigation procedures, and reviews and approves the annual audit plan and associated fees; (ii) discusses with the external auditors the key accounting risks and significant judgments made by management; (iii) receives written confirmation from the external auditors of their independence; (iv) pre-approves all additional engagements with the external auditors (including any non-audit services); and (v) assesses, annually, the external auditors' performance. The Audit, Risk and Finance Committee is also involved in the selection of the Company's external auditor.

The auditors’ fees are set out in the Company’s 2019 Form 20-F under Item 16C "Principal Accountant Fees and Services" which is available on SEDAR (www.sedar.com) as well as on the Company's website (www.liminalbiosciences.com).

Page | 38	Liminal BioSciences Inc. 2020 Management Information Circular

2.2	The HR & Corporate Governance Committee

The HR & Corporate Governance Committee is responsible for assisting the Board in the discharge of its responsibilities regarding the recruitment, evaluation, compensation and succession planning for the Company's Chief Executive Officer and NEOs as well as for the development of the Company's approach to governance issues and for ensuring that such approach supports the effective functioning of the Company with a view to its best interests.

The HR & Corporate Governance Committee meets regularly throughout the year. At the end of each meeting or whenever deemed necessary, the HR & Corporate Governance Committee may hold an informal in-camera session without the presence of management. The Chair of the HR & Corporate Governance Committee presides over these sessions and informs management of the subjects discussed and any follow up action to be taken.

The primary responsibility of the HR & Corporate Governance Committee with respect to human resources and compensation is mainly to:

o	review short and long-term corporate objectives relevant to the compensation of the Chief Executive Officer and evaluate Chief Executive Officer performance in meeting these objectives;
o	review the compensation of the Chief Executive Officer, non-Chief Executive Officer officers and director compensation;
o	review the design and ensure implementation of incentive-compensation and equity-based plans;
o	ensure that appropriate mechanisms are in place regarding succession planning for the Chief Executive Officer; and
o	perform any other activities delegated by the Board consistent with the responsibilities and duties relating to compensation.

The primary responsibility of the HR & Corporate Governance Committee with respect to corporate governance is mainly to:

o	assess and establish the size and composition of the Board and its committees, and identify candidates with the right skills for the nomination of directors;
o	develop and review an appropriate procedure to periodically evaluate the performance of the Board, its committees and their members;
o	develop and monitor the continuing education programs for directors;
o	review the mandate of the Board and its Committees, of their Chairs and of the Lead Independent Director;
o	review annually the Code of Ethics and Business Conduct as well as any other policies of the Company as deemed appropriate; and
o	perform any other activities delegated by the Board consistent with the responsibilities and duties relating to corporate governance.

The HR & Corporate Governance Committee is composed of Simon Best (Chair), Gary J. Bridger and Zachary Newton, two of which are independent Directors. The members on the HR & Corporate Governance Committee members have, to various degrees, experience in dealing with human resources and/or corporate governance matters:

Prof. Simon Best served as Chairman of the board and member on the Human Resources Committee of Entelos Inc., a London AIM listed company, and served as member of the Human Resources Committee of Ardana Plc, a United Kingdom LSE listed pharmaceutical company. As such, Prof. Best operated best practices in compensation setting long-term incentive plans taking into account industry benchmarking and external surveys to align the interests of management with financial investors and other shareholders.

Dr. Gary J. Bridger is a member of the Compensation Committee at X4 Pharmaceuticals, Inc., a clinical-stage biopharmaceutical company listed on Nasdaq.  Dr. Bridger also served as member of the

Liminal BioSciences 2020 Management Information Circular	Page | 39

Compensation Committee at Alder BioPharmaceuticals, Inc., a clinical-stage biopharmaceutical company listed on Nasdaq as well as Aquinox Pharmaceuticals, Inc., a pharmaceutical company also listed on Nasdaq.

Mr. Zachary Newton was previously a practicing lawyer and is currently Thomvest’s investor representative and/or director designee for several portfolio companies where he has played an active role in personnel and compensation decisions, including as a member of the Compensation Committee at Carbon Engineering Ltd.

Board Assessments

Following the Company’s secondary listing on the NASDAQ exchange, the HR & Corporate Governance Committee intends to review and update its procedures, in collaboration with the Lead Independent Director, to periodically evaluate the performance of the Board and its committees, the Chair of the Board, the Chair of the Committees, each Director and the Chief Executive Officer.

The Company's disclosure of corporate governance practices is reviewed from time to time by the HR & Corporate Governance Committee. The HR & Corporate Governance Committee meets regularly throughout the year. At the end of each meeting or whenever deemed necessary, the HR & Corporate Governance Committee may hold an informal in-camera session without the presence of management. The Chair presides over these sessions and informs management of the subjects discussed and of follow-up actions to be taken, if any.

2.3	Standing Committees' Charters

The texts of the above Standing Committees' charters are available on the Company's website at www.liminalbiosciences.com. Furthermore, a copy of the charters may be obtained upon request, which should be addressed to the Corporate Secretary of the Company at 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, H7V 4B4 (Telephone: 450-781-0115 or Fax: 450-781-4457). The Company may require the payment of a reasonable charge if the request is made by a person other than a holder of securities of the Company.

3	Other Committees
3.1	The Special Committee

The Board created the Special Committee on February 14, 2019 for the consideration, negotiation and the analysis of the Restructuring Transaction conducted by independent Board members who were not subject to any conflicts of interest. The Special Committee held its last meeting on May 6, 2019 and was subsequently dissolved.

3.2	Plasma Strategy Development and Asset Monetization Committee

The Company had a Strategy Development and Asset Monetization Committee which was dissolved on May 7, 2019.

3.3	Defense Strategy Committee

The Company had a Defense Strategy Committee which was dissolved on May 7, 2019.

4	Director Selection Process

The HR & Corporate Governance Committee together with the Chair of the Board and the Lead Independent Director is responsible for identifying new candidates to stand for election as directors and the slate of existing Directors standing for re-election. In order to reflect the increasing diversity of the Company's activities and scope of operations, the Company selected a mix of directors proposed to be nominated at the Meeting for election as directors of the Company to reflect a complementary mix of professional skills and the broader geographic scope of its global activities.

Page | 40	Liminal BioSciences Inc. 2020 Management Information Circular

5	Diversity
5.1	Board and Senior Management

The Company believes that drawing from a broad range and variety of perspectives is beneficial to the Company's success and helps it achieve its objectives in terms of efficiency for the benefit of its shareholders. Therefore, the Company is committed to increasing the range and variety of perspectives of its Directors and senior management over time and, as such, supports initiatives aimed at identifying candidates with a broad range and variety of skills, qualifications, capabilities, talents, insights and professional and life experiences. While the Company has not adopted a written diversity policy relating to the identification and nomination of women, Aboriginal peoples, persons with disabilities or members of visible minorities (the "Designated Groups") as directors and members of senior management, nor a target regarding the representation of members of the Designated Groups on the Board and in senior management positions, the Company has embraced a broad definition of diversity that encompasses factors such as skills, qualifications, capabilities, insights, talents, personal attributes and professional and life experiences in the director and senior management identification and selection process. Recommendations for election and appointment are made on merit, in light of the skills, experience, independence and knowledge that the Company requires to be most effective with regards to the Company's current and future plans and objectives, as well as anticipated regulatory and market developments. The Company must retain the flexibility to add qualified directors and senior management. While consideration of the number of individuals from Designated Groups who are members of the Board and members of senior management will continue to be a component of the selection process, the necessity of obtaining the right synergy and balance among Directors and senior management so as to optimize the Company's ability to meet the challenges it faces is paramount.

Although there are currently no women among the Board (0%), the Company has always encouraged the representation of women on the Board. In the last six years, the Company has had between one and three women on its Board. There are currently three women among the seven senior executive officers of the Company (43%) and no less than 19 women hold a leadership position, including 11 directors, one associate director, 6 senior directors and one vice-president, and assume management responsibilities.

The Board is committed to equality of opportunity and to the recruitment, retention, development and promotion of qualified female candidates among its workforce, including at the highest level. In that respect, the Company has adopted an Equal Opportunities Policy by virtue of which the Company is committed to and supports the principle of equal opportunities in employment.

There are at present no Aboriginal peoples, persons with disabilities or members of visible minorities as members of the senior management of the Company (0%).  There is one visible minority on the Board (14.3%).

5.2	Equal Opportunities Policy

The Company is committed to and supports the principle of equal opportunities in employment. The Company opposes to all forms of unlawful or unfair direct or indirect discrimination on the grounds of sex, ethnic or national origins, religion or political beliefs, disability, marital status, age and sexual orientation. The Company believes that it is in the best interest of the Company and all those who work for the Company to ensure that the talents and skills of people throughout the community are considered when employment opportunities arise.

The Company takes every step to ensure that individuals are treated equally and fairly, and decisions on recruitment and selection, training, secondment, promotion, career development and employee relations are taken solely on job-related criteria.

6	Succession Planning

The succession planning the Company is currently developing aims to ensure that there is a pipeline of leaders in the organization to drive both short-term and long-term performance and the right talent in

Liminal BioSciences 2020 Management Information Circular	Page | 41

the right roles to execute on the Company's business strategy. While the Company's succession planning used to focus more on emergency planning in case of unforeseen circumstances, such as the departure of an officer in a key leadership role, the efforts have been recently focused on developing a new succession planning program which would identify and develop key talent at the executive level in a timely manner, analyze the succession pipeline from an expertise and diversity perspective and initiate action plans to address actual or future potential gaps. The succession planning of the Company is intrinsically a continuous and evolving process.

7	Code of Ethics and Business Conduct

The Board has adopted a Code of Ethics and Business Conduct (the "Code") applicable to all Directors, officers, employees and consultants of the Company and members of its group. The Code is available on request to the Corporate Secretary of the Company at its principal business office and is posted on the Company's website at www.liminalbiosciences.com as well as on SEDAR website at www.sedar.com. The Board has the overall responsibility to monitor compliance with the Code. It generally outlines standards of conduct that must be met in carrying out one's functions, including in relation to (i) general conduct and behavior (loyalty, ethics and respectful behavior), (ii) directors' fiduciary duties, (iii) the integrity of books and records, (iv) conflict of interest principles and procedures, (v) harassment and discrimination, (vi) compliance with laws, rules and regulations including the Foreign Corrupt Practices Act, (vii) donations and contributions, (viii) the protection of intellectual property, (ix) social networks, (x) our compliance program, (xi) complaints procedures and reporting code violations, (xii) sanctions and consequences of departures from the Code, and (xiii) monitoring and waivers.

The Code contains standards of conduct to avoid or properly declare conflicts of interest. In addition, in the event that a director may have a material interest in transactions and agreements, such director is expected to declare his/her interest and otherwise act as prescribed by the CBCA, and as circumstances warrant, to abstain from voting on the approval of such transactions and agreements. The Audit, Risk and Finance Committee and the HR & Corporate Governance Committee may grant waivers of provisions of the Code to Directors and senior officers, while certain members of management may grant waivers to employees. The Code is supplemented by a complaint reporting policy and a whistleblowing policy, pursuant to which persons in charge of the administration of the policy report annually to the Chair of the Audit, Risk and Finance Committee on complaints relating to accounting, audit and internal control matters and to the Chair of the HR & Corporate Governance Committee on complaints relating to other matters. During the 2019 Financial Year, no complaints related to the Code were received, and there were no material change reports filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

8	Shareholder Proposals

The CBCA provides, in effect, that a registered holder or non-registered holder of Common Shares entitled to vote at an annual meeting of the Company may submit to the Company notice of any matter that the person proposes to raise at the Meeting (the "Proposal") and discuss at the Meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides, in effect, that the Company must set out the Proposal in its management information circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Company will not be required to set out the Proposal in its management information circular or include a supporting statement if, among other things, the Proposal is not submitted to the Company at least ninety (90) days before the anniversary date of the Notice of Meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Company. The deadline for submitting a proposal to the Company in connection with the next annual meeting of shareholders is January 4, 2021.

The foregoing represents a summary of certain applicable CBCA provisions and is qualified in its entirety by the full text of the CBCA. Shareholders should carefully review the provisions of the CBCA relating to any Proposals and consult with their own legal advisor with regards to such Proposals.

Page | 42	Liminal BioSciences Inc. 2020 Management Information Circular

9	Interest of Informed Persons and Others in Material Transactions

Debt Conversion and Warrant Repricing

On April 15, 2019 the Company entered into a restructuring agreement (the "Restructuring Agreement") with certain of its subsidiaries and SALP.

Under the terms of the Restructuring Agreement, Liminal BioSciences' outstanding indebtedness to SALP was reduced to $10 million by way of conversion of approximately $229 million of outstanding indebtedness into Common Shares, at a conversion price per Common Share of $0.01521 and the per warrant exercise price of certain outstanding Common Share purchase warrants of Prometic held by SALP was adjusted to the same price.

Private Placement

On April 15, 2019, the Company also entered into subscription agreements with Consonance and SALP, whereby Consonance agreed to subscribe for $50 million of Common Shares and whereby SALP agreed to subscribe for $25 million of additional Common Shares.

Following the completion of the debt conversion and the private placement, SALP now beneficially owns, directs or controls approximately 71.38% of Liminal BioSciences' issued and outstanding Common Shares, determined on a non-diluted basis.

On April 23, 2019, the Company completed the debt conversion, the warrant repricing and the private placement.

10	Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed elsewhere in this Circular, no person or company who is, or at any time during the financial year ended December 31, 2019, was, one of our directors, director nominees, executive officers or any associates or affiliates of these persons has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than election of directors.

11	Aggregate Indebtedness of Directors and Officers

As at April 22, 2020, the Company had not made any loans to officers, directors, employees or former officers, directors and employees of the Company or any of its subsidiaries.

Liminal BioSciences 2020 Management Information Circular	Page | 43

12	Additional Information

The Company is a reporting issuer under the securities acts of all provinces of Canada and is thereby required to file financial statements and management information circulars with the various securities commissions in such provinces. The Company also files an annual information form annually with such securities commissions. Financial information is provided in the Company's comparative financial statements and Management's Discussion and Analysis for its most recently completed financial year. Copies of the Company's latest annual information form, latest audited financial statements, interim financial statements filed since the date of the latest audited financial statements, latest Management's Discussion and Analysis, and latest management information circular may be obtained upon request or under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov in the United States. Requests should be addressed to the Corporate Secretary of the Company at 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, H7V 4B4 (Telephone: 450-781-0115 or Fax: 450-781-4457). The Company may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Company. Additional information relating to the Company may be found on the website www.sedar.com.

13	Directors' Approval

The Board has approved the content of this Circular including any attached schedules hereto and the sending of it to each shareholder entitled to receive the Notice of the Meeting, to each director and to the auditors of the Company.

(s) Marie Iskra

Marie Iskra

General Counsel

Laval, Québec, April 22, 2020.

Page | 44	Liminal BioSciences Inc. 2020 Management Information Circular

Schedule "A"

Board of Directors Mandate

Purpose

The Board of Directors (the "Board") of Liminal BioSciences Inc. (the "Company") is ultimately responsible for the stewardship of the Company and its subsidiaries as a whole. It does not actively manage but rather supervises the management of the Company’s business and affairs, to ensure a consistent focus on increasing shareholder value. In exercising their powers and discharging their duties, the directors shall (a) act honestly and in good faith with a view to the best interests of the Company and all stakeholders; and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In accordance with the Canada Business Corporations Act, the Board may delegate certain responsibilities to the Board committees as well as the prior analysis and development of options and recommendations regarding any issues it is responsible for.  However, such delegation does not remove the Board’s general oversights responsibilities of the Company. The Board shall establish the two (2) following standing committees:(i) the Audit, Risk and Finance Committee, and (ii) HR and Corporate Governance Committee.

The Board has delegated the approval of certain matters to the Management of the Company pursuant to its Delegation of Authority, as amended from time to time.

In discharging its mandate, the Board may engage the services of outside advisors at the expense of the Company. The Board also allows any Board committee or director to engage the services of an outside advisor at the expense of the Company, to adequately carry out such Committee’s duties, where the circumstances so warrant. Any Board committee or director shall obtain Board’ written approval before engaging the services of an outside advisor.

Mandate

To fulfill its mandate, the Board assumes responsibility for the following matters:

Strategy Development

Initially adopt and annually review a strategic planning process and strategic directions arising therefrom, taking into account, among other things, the opportunities and risks of the business of the Company, as well as review annually the critical assessment of these directions, of the actions taken to achieve them and the results of such actions.

Human Resources, Compensation and Performance Assessment

1.

Oversee succession planning, including the appointment, training and monitoring of the Chair, the Lead Independent Director, the Directors, the Chief Executive Officer and other executive officers of the Company.

2.

Together with the Chief Executive Officer, approve corporate goals and objectives that the Chief Executive Officer is responsible for meeting and assess the Chief Executive Officer against these goals and objectives.

3.

With input from a committee of the Board and the Lead Independent Director review the adequacy and form of the compensation of the Chair, executive officers and directors, with such compensation realistically reflecting the responsibilities and risks of such positions and comparison with a relevant group of peer companies in Canada, the USA and the UK.

4.

On an annual basis, (i) designate the senior executive officers of the Company, (ii) select and appoint as executive officers fully competent persons to such offices to manage the business and affairs of the Company, and (iii) assess the performance of the Chief Executive Officer.

Liminal BioSciences 2020 Management Information Circular	Page | 45

5.	Ensure that processes are implemented by the Chief Executive Officer to assess the executive officers.
6.

Together with the Chief Executive Officer, develop position descriptions for the Chair of the Board, the Lead Independent Director, the Chair of each committee of the Board and for the Chief Executive Officer.

Financial Matters, Risk Management and Internal Control

1.	Identify the principal risks inherent in the activities of the Company and assessing the implementation of appropriate systems to manage these risks.
2.	Oversee the integrity of internal controls and management information technology systems.
3.	Adopt budgets and financial results of the Company, monitor compliance with accounting standards and the integrity and adequacy of financial information disclosure.
4.

Upon the Audit, Risk and Finance Committee’s recommendation, (i) select the external auditors to be nominated for appointment by the shareholders of the Company, and (ii) approve fees and other compensation to be paid to the external auditors.

5.	Determine the appropriateness of declaring dividends and the declaration of dividends, where appropriate.
6.

Agree annual internal audit objectives with the Chief Financial Officer, receive internal audit reports and ensure that any remedial actions or adoption of new control measures are implemented effectively.

Corporate Governance Matters

1.

To the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.

Establish and review annually corporate communication policies with respect to the following: (i) how the Company interacts with analysts, investors, other key stakeholders and the public; (ii) measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure and (iii) tipping and the purchase and sale of securities of the Company by insiders and other persons with a special relationship with the Company.

3.

Adopt and annually review a written code of business conduct and ethics for the Company that governs the behavior of directors, officers and employees with standards reasonably designed to promote integrity and deter wrongdoing, monitor compliance with the code and grant any waivers from compliance with the code for directors and executive officers.

4.	Implement structures and procedures that ensure that the Board can function independently of management.
5.

During a Board meeting, ensure that the Lead Independent Director intervene should the Board consider the Chair’s independent judgment is biased, to ensure that the Board will successfully carry out its duties.

6.

For each member of the Board, act as representatives of the Company in: (i) enhancing the organization’s public image, firm reputation and credibility, (ii) providing contacts/network to the Company, (iii) being loyal to the Company, (iv) supporting the decisions of the majority the Board, and (v) identifying, evaluating and carrying out profitable business opportunities for the Company, as well as providing the Company with information on the market in which it operates.

7.	Appoint committees of the Board, determine their mandates and select their members and chair.

Page | 46	Liminal BioSciences Inc. 2020 Management Information Circular

8.	Adopt and annually review mandates for each of the Board’s committees.
9.

Assign to a committee of directors, including the Lead Independent Director, the general responsibility for developing the Company’s approach to governance issues, including developing a set of corporate governance principles, guidelines and practices that are specifically applicable to the Company.

10.	Assess as advisable and in a timely manner, the effectiveness of the Board, the committees of the Board, the Chair of the Board, the Lead Independent Director as well as the directors.
11.

Ensure that all new directors receive comprehensive orientation to fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Company expects from its directors) and the nature and operation of the Company’s business and the industry within which it operates.

12.

Examine annually the size and composition of the Board and its Committees, with a view to having a diversity of gender, geography, background and skills to ensure a wide-variety of perspectives, experience and expertise to achieve effective stewardship and facilitate effective decision-making and ensure the planned retirement of directors as necessary to maintain an optimal mix of skills, competencies, recent experience and contact-networks.

13.

Perform and carry out any other duties assigned to the Board pursuant to the Company’s statutes, by-laws, governing law and other applicable statutes, regulations, rules and norms as amended from time to time.

14.	Keep records of its activities, meetings, etc. at the office of the Corporate Secretary.

Composition

The Board is composed of a minimum of three (3) directors and a maximum of fifteen (15) in accordance with the articles of the Company and applicable laws, but its quorum must at all times be composed of at least two independent directors.

The Board should be constituted with a majority of individuals who qualify as independent directors.  A director is independent if such director has no material relationship with the Company, as defined in s. 1.4 of Regulation 52-110 respecting Audit Committees as amended from time to time. If the Company has a significant shareholder, the Board should include in addition a number of directors who do not have interests in or relationships with either the Company or the significant shareholder (i.e. a shareholder with the ability to exercise a majority of the votes for the election of the Board) and which fairly reflects the investment in the Company by shareholders other than the significant shareholder.

The application of the definition of "independent director" to the circumstances of each individual director, for the purposes of and as defined in the preceding paragraph, is the responsibility of the Board. The Board is also required to identify which directors are independent and obtain and provide a description of the material relationship between each director who is not independent and the Company.

Meetings

To efficiently discharge its duties, the Board meets periodically (at least once per quarter), and the committees of the Board meet between these meetings as circumstances dictate.

The Board holds, at least once a year, an informal meeting without management being present. Such meetings can be held, if the Board so wishes, at the end of each meeting of the Board or at other specified times during the year ("in-camera session(s)").  During an in-camera session, a secretary should be designated amongst the directors present at said session in order to record any decision made by the directors. The Chief Executive Officer must be invited at the end of an in-camera session to be informed of any such decision and have the opportunity to comment thereon, in the event that a decision was taken. If further discussions between the directors are needed following the Chief Executive Officer’s comments, the Chief Executive Officer must leave the session and must be informed of the final decision immediately thereafter.

Liminal BioSciences 2020 Management Information Circular	Page | 47

Schedule "B"

Summary of the Omnibus Incentive Plan

The Company has put in place an omnibus incentive plan which is administered by the Board (the "Omnibus Incentive Plan") on May 7, 2019, which said Omnibus Incentive Plan was approved by the Shareholders on June 19, 2019, in replacement of the Company's stock option plan and restricted share unit plan (collectively with the stock option plan, the "Prior Plans", the terms of which are summarized in Schedule "C" and Schedule "D" to this Management Information Circular) in respect of future awards, and no new awards will be granted under such Prior Plans. Outstanding awards granted pursuant to the Prior Plans will continue to be governed by the terms of such Prior Plans until such awards are exercised, expire, or are otherwise terminated or cancelled.

The Omnibus Incentive Plan is a long-term incentive plan that permits the grant of stock options, restricted share units ("RSUs") and performance share units ("PSUs", and together with the stock options and the RSUs, "awards") to directors, executive officers, employees and consultants of the Company and its subsidiaries (collectively, the "Eligible Participants"). The purpose of the Omnibus Incentive Plan is to grant awards to Eligible Participants, subject to certain conditions, in order to (a) provide a means through which the Company or a subsidiary may attract, retain and motivate qualified and able persons to advance its strategy; (b) provide an incentive to such Eligible Participants to continue their services for the Company or a subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Company or a subsidiary are necessary or essential to its success, image, reputation or activities; and (c) reward Eligible Participants for their performance of services while working for the Company or a subsidiary. All awards granted under the Omnibus Incentive Plan are subject to the clawback provision.

Burn Rate

The stock options granted to Eligible Participants of Liminal BioSciences resulted in the following annual burn rate1 in each of the last three financial years: 2019: 18%; 2018: 1.52%; 2017: 0.57%.

Limitation

i.

The total number of Common Shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan is 3,749,714[2], except that Common Shares will not be deemed to have been issued pursuant to the Omnibus Incentive Plan with respect to any portion of an award that is settled in cash;

ii.

No award that can be settled in Common Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Common Shares underlying awards made under the Omnibus Incentive Plan to exceed the number of Common Shares reserved for issuance; and

iii.

The aggregate number of Common Shares issuable to insiders, within the meaning of Part 1 of the Toronto Stock Exchange ("TSX") Company Manual ("Insiders"), at any time under the Omnibus Incentive Plan and any other proposed or established share compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares, and the aggregate number of Common Shares issued to Insiders and their associates under the Omnibus Incentive Plan and any other proposed or established share compensation arrangements within any one-year period shall not exceed 10% of the issued and outstanding Common Shares.

Stock Options

[1]

The burn rate is calculated by dividing the number of stock options granted during the relevant financial year by the weighted average number of Common Shares outstanding for the applicable financial year. The Company has put in place an omnibus incentive plan on May 7, 2019, replacing the stock option plan; the burn rate is based on both plans.

[2]

Such number of Common Shares was determined following the one thousand for one consolidation of the Common Shares of the Company completed on July 5, 2019 (the "Consolidation"). The corresponding figure before the Consolidation became effective was 3,749,714,100 Common Shares.

Page | 48	Liminal BioSciences Inc. 2020 Management Information Circular

The Board of the Company has the authority under the Omnibus Option Plan to establish the option price at the time each option is granted, which shall not be less than the market price of the Common Shares on the date of the grant. For purposes of the Omnibus Incentive Plan, the market price of the Common Shares as at a given date shall be the volume weighted average trading price on the TSX for the five trading days before such date.

Subject to any vesting conditions set forth in a participant's grant agreement, an option shall be exercisable during a period established by the Board which shall not be more than ten years from the grant of the option. Should the expiration of the term of an option or the exercise period fall within a period during which the option holder cannot trade the Common Shares pursuant to the Company's policies (including the Company's insider trading policy) which are in effect at that time, the Omnibus Incentive Plan provides that such expiration date or exercise period shall be automatically extended without any further act or formality to that date which is the tenth (10th) business day after the end of the blackout period, such tenth (10th) business day to be considered the expiration of the term of such option for all purposes under the Omnibus Incentive Plan, and said "ten business day period" may not be extended by the Board.

RSUs and PSUs

Under the Omnibus Incentive Plan, the Board has the authority to grant RSUs and PSUs and to determine the terms and conditions of such grants, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards, all of which will be set out in the participant's grant agreement.

RSUs generally become vested, if at all, following a period of continuous employment, while the vesting of PSUs is generally, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the Board.

The participant is entitled to receive, with respect to such portion of the RSUs or PSUs which has vested, (i) Common Shares (issued from treasury or purchased on the open market), (ii) cash based on the value of Common Shares or (iii) a combination thereof, as the case may be, all pursuant and subject to such restrictions and conditions as the Board may determine at the time of grant. The payout of an RSU or PSU will generally occur on the settlement date.

Dividend Equivalents

If, as the case may be, dividends (other than share dividends) are paid on the Common Shares, additional share unit equivalents will be automatically granted to each participant who holds RSUs or PSUs on the record date for such dividends, and be subject to the same vesting or other conditions applicable to the related RSUs or PSUs, as applicable.

Tax

Under the Omnibus Incentive Plan, each participant shall be responsible for paying all taxes, social security contributions (including, if the terms of the participant’s option agreement so provide, and if lawful, employer social security contributions) and other liabilities arising out of or in connection with any awards or the acquisition, holding or disposal of Common Shares.

Effect of Termination

The provisions of the Omnibus Incentive Plan provide that:

i.

upon a participant's ceasing to be an Eligible Participant as a result of his or her termination for cause (which includes gross misconduct, theft, fraud, breach of confidentiality or breach of the Company's code of business conduct and ethics and any other reason determined by the Company to be cause for termination in accordance with applicable law), any awards granted to such participant, whether vested or unvested on the termination date, shall terminate automatically and become void immediately on the termination date;

ii.

upon a participant ceasing to be an Eligible Participant as a result of his or her resignation from the Company or a subsidiary, as applicable, or in the case of his or her termination without cause, (i) a portion of the PSUs and/or RSUs granted to such participant under the Omnibus Incentive Plan will immediately vest and be settled (based on the vesting terms up to the termination date,

Liminal BioSciences 2020 Management Information Circular	Page | 49

as determined in the final and sole discretion of the Board), (ii) all unvested options will be forfeited on the termination date, and (iii) vested options will remain exercisable until the earlier of (A) thirty (30) days after the termination date or the expiry date of the options, after which time all options will expire, in the case of the individual’s resignation or (B) ninety (90) days after the termination date or the expiry date of the options, after which time all options will expire, in the case of termination without cause; and

iii.

upon a participant’s termination of employment as a result of death or disability, (i) all rights, title and interest in options granted to such participant under the Omnibus Incentive Plan, which are unvested on the termination date, will continue to vest in accordance with the terms of this Omnibus Incentive Plan and the participant’s grant agreement for a period of up to two years, subject to the underlying options’ expiry date, (ii) vested options (including such options that vest during the period following the termination date) will remain exercisable until the earlier of (A) two years after the termination date and (B) the expiry date of the options, after which time all options will automatically expire, and (iii) a portion of PSUs and/or RSUs granted to the participant under the Omnibus Incentive Plan will immediately vest on the termination date and be settled.

Change of Control

A participant's grant agreement or any other written agreement between a participant and the Company may provide, where applicable, that unvested awards be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of a Change of Control. The Board may at its discretion accelerate the vesting, where applicable, of any outstanding awards notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any award, provided that the period during which an option is exercisable does not exceed ten years from the date such option is granted or that the period relating to RSUs and PSUs does not exceed three years. Similarly, in the event of a Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Omnibus Incentive Plan and/or the awards granted thereunder (including to cause the vesting of all unvested awards) to assist the participants to tender into a take-over bid or any other transaction leading to a Change of Control. In such circumstances, the Board shall be entitled to, in its sole discretion, provide that any or all awards shall terminate, provided that any such outstanding awards that have vested shall remain exercisable until consummation of such Change of Control, and/or permit participants to conditionally exercise awards, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control).

For purposes of the Omnibus Incentive Plan, unless otherwise defined in the employment agreement, if any, between a participant and the Company or a subsidiary, and unless otherwise defined in the participant's grant agreement or otherwise determined by the Board, "Change of Control" means the happening, in a single transaction or in a series of related transactions, of any of the following events:

i.

any acquisition by a person (other than a non-arm’s length party), or a combination of persons acting jointly or in concert of the direct or indirect beneficial ownership of securities of the Company representing 50% or more of the aggregate voting power of all of the Company’s then issued and outstanding securities entitled to vote in the election of directors of the Company, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Company under any of the Company’s equity incentive plans;

ii.	the sale or disposition of all or substantially all of the Company’s assets, or consummation of any transaction, or series of related transactions, having similar effect;
iii.

other than as a result of a solicitation by management of the Company, a change in the composition of the Board, which occurs at a single meeting of the shareholders or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board;

iv.	the dissolution, liquidation or winding up of the Company; or
v.

an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction

Page | 50	Liminal BioSciences Inc. 2020 Management Information Circular

or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such transaction.

Non-Assignability of Awards

Each award granted under the Omnibus Incentive Plan is personal to the participant and shall not be assignable or transferable by the participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased participant.

No award granted shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

Amendments, Suspension and Discontinuation of the Omnibus Incentive Plan

The Board is entitled to suspend or terminate the Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Omnibus Incentive Plan or of any granted award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable law and with the prior approval, if required, of the shareholders, the TSX or any other regulatory body having authority over the Company, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the Omnibus Incentive Plan, provided however, subject to any applicable rules of the TSX, the Board may from time to time, in its absolute discretion and without the approval of shareholders, make, amongst others, the following amendments to the Omnibus Incentive Plan or any outstanding award:

o	any amendment to the vesting provisions, if applicable, or assignability provisions of awards;
o	any amendment to the expiration date of an award that does not extend the terms of the award past the original date of expiration for such award;
o	any amendment regarding the effect of termination of a participant's employment or engagement;
o	any amendment to the terms and conditions of grants of awards, the quantity, type of award, grant date, vesting periods, settlement date and other terms and conditions with respect to the awards;
o	any amendment which accelerates the date on which any award may be exercised or payable under the Omnibus Incentive Plan;
o	any amendment to the definition of an eligible participant under the Omnibus Incentive Plan;
o	any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body;
o

any amendment of a "housekeeping" nature, including, without limitation, to clarify the meaning of an existing provision of the Omnibus Incentive Plan, correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Incentive Plan;

o	any amendment regarding the administration of the Omnibus Incentive Plan;
o	any amendment to add a provision permitting the grant of awards settled otherwise than with Common Shares issued from the treasury;
o	any amendment to add a cashless exercise feature or net exercise procedure;
o	any amendment to add a form of financial assistance; and

Liminal BioSciences 2020 Management Information Circular	Page | 51

o	any other amendment that does not require the approval of the holders of Common Shares pursuant to the amendment provisions of the Omnibus Incentive Plan.

For greater certainty, the Board shall be required to obtain shareholder approval to make the following amendments:

o	any increase in the maximum number of Common Shares that may be issuable pursuant to the Omnibus Incentive Plan;
o

except for adjustments permitted by the Omnibus Incentive Plan, any reduction in the exercise price of an award or any cancellation of an award and replacement of such award with an award with a lower exercise price, to the extent such reduction or replacement benefits an insider;

o	any extension of the term of an award beyond its original expiry time to the extent such amendment benefits an insider;
o	any increase in the maximum number of Common Shares that may be issuable to insiders pursuant to the insider participation limit;
o

any amendment which increases the maximum number of common shares that may be issuable upon exercise of options intended to meet the requirements of Section 422 of the United States Internal Revenue Code of 1986 (the "Incentive Stock Options") or modifies the definition of Eligible Participant used for purposes of determining eligibility for the grant of an Incentive Stock Option; and

o	any amendment to the amendment provisions of the Omnibus Incentive Plan.

Adjustment to Common Shares Subject to Outstanding Awards

In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the Common Shares, or any merger or amalgamation with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course, or any transaction or change having a similar effect, the Board shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Omnibus Incentive Plan, including, without limitation, adjustments to the exercise price, the number and kind of securities subject to unexercised awards granted prior to such change and/or permitting the immediate exercise of any outstanding awards that are not otherwise exercisable.

The Company currently does not provide any financial assistance to participants under the Omnibus Incentive Plan.

The foregoing represents a summary of certain applicable CBCA provisions and is qualified in its entirety by the full text of the Company's Omnibus Incentive Plan, which can be found on SEDAR at www.sedar.com.

Page | 52	Liminal BioSciences Inc. 2020 Management Information Circular

Schedule "C"

Summary of the Stock Option Plan

The Company has put in place a stock option plan (the "Option Plan") for the benefit of eligible directors, officers, employees and service providers of the Company and its subsidiaries, as designated from time to time by the Board of the Company (the "Beneficiaries"), so as to encourage them to promote the business and affairs of the Company to the best of their abilities. Under the Option Plan, the Beneficiaries are granted, by means of stock options, the right to purchase common shares of the Company ("Common Shares") for cash. The Option Plan provides that the Board may grant options to Beneficiaries on terms that the Board may determine within the limitations defined in the Option Plan, including terms with respect to the vesting of options granted.

The maximum number of shares reserved for issuance under the Option Plan is 40,634,585, which represents approximately 5% of the total number of Common Shares issued and outstanding as of December 31, 2018.

On August 7, 2018, the Board of Directors (the "Board") modified the Option Plan to (i) mainly clarify the dispositions related to the beneficiaries’ retirement, and (ii) delegate to Liminal’s Chief Executive Officer the ability to determine the number of options to be granted and grant such options to new hires and employees holding a position below the vice-president level, subject to respecting Liminal’s guidelines on the number of options to be granted for each such position. Shareholder approval is not required for such amendments given that the Board has the full power and authority to amend the Option Plan with respect to any limitation of conditions on participation in the Option Plan as well as any amendment to any terms upon which options may be granted.

Burn Rate

The stock options granted to Beneficiaries resulted in the following annual burn rate3 in each of the last three financial years:  2019: 18%; 2018: 1.52%; 2017:0.57%.

Limitation

i.	The total number of Common Shares to be optioned under the Option Plan to any one individual shall not exceed five percent (5%) of the total of the issued and outstanding Common Shares;
ii.	The total number of Common Shares to be optioned shall not exceed the number of Common Shares reserved for issuance under the Option Plan;
iii.

The total number of Common Shares i) issued to Insiders of Liminal within any one-year period, and ii) issuable to Insiders of Liminal, at any time, under the Option Plan or when combined with all other security based compensation arrangements of Liminal (collectively, the "Share-Based Plans"), cannot exceed ten percent (10%) of the issued and outstanding Common Shares; and

iv.

The total number of Common Shares issued to any one Insider under the Share-Based Plans (less Common Shares already issued as compensation to Insiders) within a one-year period shall not exceed five percent (5%) of the Common Shares outstanding on the date of issuance of such Shares.

[3]

The burn rate is calculated by dividing the number of stock options granted during the relevant financial year by the weighted average number of Common Shares outstanding for the applicable financial year. The Company has put in place an omnibus incentive plan on May 7, 2019, replacing the stock option plan; the burn rate is based on both plans.

Liminal BioSciences 2020 Management Information Circular	Page | 53

Granting Procedures

Under the Compensation Policy, options to purchase Common Shares are granted to all new employees, including executives, on commencement of employment. The number of options so granted will vary depending on the Beneficiary’s position and responsibilities within the Company.

Subject to the number of Common Shares available for issuance under the Option Plan and to applicable regulations, stock options are granted annually to executives by the Board based upon recommendation by the HR & Corporate Governance Committee. The purpose of these annual grants is i) to motivate and retain executives, to sustain a commitment to long-term profitability and to maximize shareholder value and ii) to recognize and reward individual performance.

The Chief Executive Officer assists the HR & Corporate Governance Committee in determining the number of options granted to Beneficiaries. The number of options granted is determined based on the Beneficiary's position and responsibility level in the Company and the Chief Executive Officer's assessment of the overall performance of each Beneficiary for the previous financial year, without taking into account the number of options already held by such Beneficiary.

The number of options to be granted to the Chief Executive Officer is recommended by the HR & Corporate Governance Committee and approved by the Board.

The strike price, the vesting conditions and the terms of options are determined by the Board at the time of the grant each year, upon recommendation by the HR & Corporate Governance Committee.

Option Price

The Board of the Company has the authority under the Option Plan to establish the option price at the time each option is granted, which may not be less than the volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the last five (5) trading days immediately preceding the day on which the option is granted, which is outside of a blackout period. The volume-weighted average trading price of the Common Shares is calculated by dividing the total value by the total volume of Common Shares traded for the relevant period.

Vesting and Term

Under the Option Plan, the period during which an option is exercisable shall not, subject to the provisions of the Plan, exceed ten (10) years from the date the option is granted. In the absence of any other specifications made by the Board at the time of the grant, an option shall expire five (5) years following its date of grant.

Should the expiration of the term of an option or the exercise period fall within a period during which the option holder cannot trade the Common Shares pursuant to the Company's insider trading policy which is in effect at that time, the Option Plan provides that such expiration date or exercise period shall be automatically extended without any further act or formality to that date which is the tenth (10th) business day after the end of the blackout period, such tenth (10th) business day to be considered the expiration of the term of such option for all purposes under the Option Plan, and said "ten business day period" may not be extended by the Board.

November 2012 to May 2017

All options granted by the Company between November 12, 2012 and May 18, 2017 under the Option Plan have a five-year term. These options granted under the Option Plan may be exercised in whole or in part within the periods stipulated by the Board or, failing such stipulation, on a cumulative basis staggered over a five-year period at a rate of twenty-five percent (25%) per annum calculated from the date the options are granted.

Page | 54	Liminal BioSciences Inc. 2020 Management Information Circular

Since May 2017

All options granted by the Company after May 18, 2017 under the Option Plan have a ten-year term to better reflect the long-term developing cycle of our therapeutics and provide an ability for executives to focus on longer-term value creation.

Tax

Under the Option Plan, each optionee shall be responsible for paying all income and other taxes applicable to transactions involving the options, including, without limitation, any taxes payable on exercise of the options, the sale or other disposition of the Company’s Shares, or other distributions paid on the Common Shares.

Effect of Termination

The provisions of the Option Plan provide that:

i.

upon a Beneficiary’s employment being terminated for cause or upon a Beneficiary ceasing to be a Director or an officer by reason of his being removed or becoming disqualified for cause from being a Director or officer by law, any vested and unvested option granted to him shall terminate forthwith;

ii.

upon a Beneficiary’s employment being terminated by the Company not for cause, any option vested at the time of such termination or cessation may be exercised by the Beneficiary. Such option shall be exercisable prior to the expiration of the term of the option;

iii.

upon a Beneficiary’s resignation of employment before being eligible for retirement, any option vested at the time of such resignation may be exercised by the Beneficiary within ninety (90) days after such resignation or prior to the expiration of the term of the option, whichever occurs earlier;

iv.

if a Beneficiary resigns while being eligible for retirement (as defined in the Option Plan) (a) for grants under which options are fully vested at the retirement date, vested options are eligible for exercise by the Beneficiary and shall expire at the term determined at the grant date; (b) for grants under which options are partially vested at the retirement date, vested options are eligible for exercise by the Beneficiary. Unvested options which are scheduled to vest during the one-year period following the retirement date may be exercised by the beneficiary after that vesting date.  In both cases, such options shall expire at the 5th anniversary of the grant date. Any stock options granted in the calendar year during which the retirement occurs shall be cancelled;

v.

if a Beneficiary dies while employed or while serving as an officer, any option vested at the time of death may be exercised by a legal successor of such Beneficiary. Such option shall be exercisable prior to the expiration of the term of the option;

vi.

if an Beneficiary ceases to be a Director by reason of retirement, removal, disqualification by law or death, other than by reason of his being removed or becoming disqualified for cause from being a Director, and other than by reason of resignation, any option vested at the time of such termination may be exercised the Beneficiary, or by a legal successor of suchBeneficiary, prior to the expiration of the term of the option on the understanding that all options granted to Directors vest, pro rata to his time served on the Board, on a quarterly basis and become fully vested after a year; and

vii.

if a Beneficiary is a service provider to the Company, the service agreement pursuant to which the services are to be rendered to the Company shall govern the conditions upon which his options may terminate.

Liminal BioSciences 2020 Management Information Circular	Page | 55

Non-assignability of Options

Each option granted hereunder is personal to the optionee and shall not be assignable or transferable by the optionee, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased optionee.

No option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity; each option granted hereunder may be exercised only the optionee.

Amendments, Suspension and Discontinuation of the Option Plan

The Board shall have full power and authority to amend, suspend or discontinue the Option Plan at any time, or the terms of any previously granted option, without obtaining shareholder approval, including without limitations, the following type of amendments:

i.	any limitation of conditions on participation in the Option Plan (other than to the eligibility for participation);
ii.

any amendment to any terms upon which options may be granted and exercised, including but not limited to, the terms relating to the amount and payment of the option price, vesting, expiry and adjustment of options, or the addition or amendment of terms relating to the provision of financial assistance to optionees or of any cashless exercise features;

iii.

any amendment to the Option Plan to permit the granting of deferred or restricted share units under the Plan or to add or to amend any other provisions which would result in Beneficiaries receiving securities of the Company while no cash consideration is received by the Company;

iv.	any change that is necessary or desirable to comply with applicable laws, rules or regulations or any stock exchange on which the shares of the Company are listed;
v.	any correction or rectification of any ambiguity, defective provision, error or omission in the Option Plan;
vi.	any amendment to the definitions contained in the Option Plan and any other amendments of a clerical nature; and
vii.	any amendment to the terms relating to the administration of the Option Plan provided that such amendments to the terms of any previously granted option may not lead to significant or unreasonable dilution in the Company's outstanding securities or provide additional benefits to eligible Beneficiaries, especially insiders, at the expense of the Company and its existing security holders, in which case approval of the shareholders of the Company must be obtained.

The prior approval of the holders of a majority of the votes attached to all shares of the Company is required if the amendments relate to the following:

i.

any amendment to increase the maximum number of Common Shares issuable under the Option Plan, except for adjustments in the event that such Common Shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such Common Shares is taken by the Company;

ii.	any amendment to the aggregate value of the participation in equity compensation plans of any one non-executive Director;
iii.	any amendment to reduce the exercise price or purchase price of any option;
iv.	any amendment to extend the term of any option;
v.	any amendment to make a change to the class of persons eligible to participate under the Option Plan; and
vi.	any amendment which would permit any option granted under the Option Plan to be transferable or assignable other than by will or under succession laws (estate settlement);
vii.	any amendment to the amendment provisions

Page | 56	Liminal BioSciences Inc. 2020 Management Information Circular

provided that Common Shares held directly or indirectly by insiders benefiting from the amendments in (ii) and (iii) shall be excluded when obtaining such shareholder approval.

Adjustment to Common Shares Subject to the Option Plan

In the event the Company proposes to amalgamate, merge or consolidate with any other corporation (other than with a wholly-owned subsidiary of the Company) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the Common Shares or any part thereof shall be made to all holders of Common Shares, Company shall have the right, upon written notice thereof to each optionee holding options under the Option Plan, to permit the exercise of all such options within the thirty day period next following the date of such notice and to determine that upon the expiration of such thirty day period, all rights of optionees to such options or to exercise same (to the extent not therefore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

The text of the Company’s Stock Option Plan can be found on SEDAR at www.sedar.com.

Liminal BioSciences 2020 Management Information Circular	Page | 57

Schedule "D"

Summary of the RSU Plan

The Company has put in place a restricted share unit plan (the "RSU Plan") to enhance the Company's ability to attract and retain talented individuals to serve as executive officers or in key management positions within the Company and of its Subsidiaries, to reward these participants and to promote an alignment of interests between such participants and the shareholders of the Company. The Restricted Share Units ("RSUs") granted under the RSU Plan may vest solely based on time or on the achievement of future performance conditions. The performance-based RSUs are tied to achievement of certain strategic objectives over a three-year period. The three-year period starts from the 1st day of the financial year during which a grant is made to the last day of the second financial year following the financial year during which a grant has been made (a "Cycle"). In 2018, 75% of the RSUs granted under the RSU Plan were based on performance conditions and 25% were time-based.

The maximum number of shares reserved for issuance under the RSU Plan is 38,360,248, which represents approximately 5% of the total number of Common Shares issued and outstanding as of December 31, 2018.

On March 20, 2019, the Board of Directors (the "Board") modified the RSU Plan to mainly clarify the dispositions related to the Participants’ retirement, Shareholder approval is not required for such amendment given that the Board has the full power and authority to amend the RSU Plan with respect to any limitation of conditions on participation in the Plan as well as any amendment to any terms upon which RSUs may be granted and exercised, including the vesting conditions. Other minor amendments were brought to the RSU Plan to clarify certain dispositions, which do not require shareholders’ approval as per the provisions related to the amendments of the plan under the RSU Plan.

Burn Rate

The RSUs granted to Participants (as defined below) resulted in the following annual burn rate4 in each of the last three financial years: 2019: 0.10%; 2018: 1.08%; 2017: 0.86%.

Eligible Participants

Under the RSU Plan, the "Participants" are the, Chief Executive Officer, the chief operating officer, the chief financial officer, the chief legal officer, the chief medical officer, any vice-presidents, employee directors or employee director-level executives and any other officers or management members of the Company, or of a Subsidiary, who have been granted RSUs as designated in writing by the HR & Corporate Governance committee, upon the recommendation of the Chief Executive Officer and subject to the Board’s approval. Non-executive members of the Board are not eligible to be Participants for the purposes of the RSU Plan.

The Board shall have, at all times, the power to cancel, annul, rescind or otherwise remove a participant’s designation or position as qualifying as a Participant under the RSU Plan. For greater certainty, such action by the Board shall not affect any RSUs already credited to such individual's account.

Limitation

The maximum percentage of Common Shares issuable to Insiders (as such term is defined in the RSU Plan) under the RSU Plan and any other share compensation arrangements of the Company, at any time, is ten percent (10%) of the issued and outstanding Common Shares. The percentage of Common Shares issued to insiders of the Company within any one-year period, under all security-based compensation plans, cannot, in the aggregate, exceed ten percent (10%) of the issued and outstanding Common Shares of the Company.

[4]

The burn rate is calculated by dividing the number of RSUs granted during the relevant financial year by the weighted average number of Common Shares outstanding for the applicable financial year. The burn rate for 2018 has been determined assuming that all objectives will be met at 100% (should the maximum performance multiplier (150%) be achieved, the burn rate would be 1.45%).

Page | 58	Liminal BioSciences Inc. 2020 Management Information Circular

Vesting and Term

Time-Based Vesting. Each RSU may vest and may be eligible for conversion and release at the rate of 33 1/3 % on each December 31st within the Cycle. The Board may, in its discretion, permit the immediate vesting, and conversion, of all or any portion of an unvested RSU.

Conditions-Based Vesting: RSUs granted prior to May 10, 2017. At each regular Board meeting, the Board shall determine which vesting conditions of any previously granted RSUs were achieved. The relevant RSUs for which the vesting conditions were deemed to be achieved by the Board will become vested, in whole or in part, based on the level of achievement of said vesting conditions, and will be eligible for conversion and release.

Conditions-Based Vesting: RSUs granted on or after May 10, 2017. At the end of each Cycle, the Board shall determine which vesting conditions of RSUs granted were achieved. The relevant RSUs for which the vesting Conditions were deemed to be achieved by the Board will become vested, in the percentage determined by the Board based on the level of achievement of said vesting conditions, and will be eligible for conversion and release.

Regardless of the timing when RSUs were granted, the Board has until the 31st day of March following the end of a Cycle, or 90 days following an Expiration Date (as defined in the RSU Plan), to determine which vesting conditions were achieved under the relevant Cycle or grant period (if the RSUs were granted outside of a Cycle). RSUs in respect of which the vesting conditions are not deemed to be met by these deadlines shall be automatically cancelled, unless determined otherwise by the Board.

Conversion and Release

The Participant is entitled to receive, with respect to such portion of the RSU which has vested, an amount equal to one Common Share for each RSU (the "Payout Amount"). The Payout Amount shall be satisfied by the issuance from treasury of a number of Common Shares equal to the Payout Amount, subject to any required regulatory authorities’ approval. Said Common Shares may be sold on the open market at the Participant’s discretion.

Tax

Each Participant shall be responsible for paying all income and other taxes applicable to transactions involving the RSUs held by the Administrative agent (as defined in the RSU Plan) on his or her behalf, including, without limitation, any taxes payable on conversion and release of the RSUs, the sale or other disposition of the Common Shares, and dividends (whether cash or otherwise) or other distribution paid on the Common Shares.

Effect of Termination

The provisions of the RSU Plan provide that:

i.

in the case of a Participant’s Termination (as defined in the RSU Plan) before the end of a Cycle or before the Expiration Date (as defined in the RSU Plan), other than a Participant’s death, Retirement or Long-Term Disability (as defined in the RSU Plan) and other than for just cause or by resignation of a Participant, all vested RSUs shall be converted and released no later than 90 days following the termination date. All unvested RSUs shall be cancelled as at the date of termination;

ii.	in the case of a Participant’s Termination because of Retirement (as defined in the RSU Plan):

(a) after the end of the second year of a Cycle or before the Expiration Date, the RSUs will continue to remain in force until the end of the Cycle, or until the Expiration Date, and will be eligible for vesting and ultimately for conversion and release for a period of 90 days following the end of such Cycle or such Expiration Date, provided that the Vesting Conditions have been met at the end of such Cycle or at such Expiration Date;

(b) after the end of the first year of a Cycle but before the end of the second year of a Cycle, (i) vesting of RSUs subject to time-based vesting will stop one full year after the Participant’s last day of employment, and (ii) two-thirds (2/3rds) of RSUs subject to performance-based vesting will remain in force until the end of the Cycle, or until the Expiration Date, and will be eligible for vesting and ultimately for conversion and release for a period of 90 days following

Liminal BioSciences 2020 Management Information Circular	Page | 59

the end of such Cycle or such Expiration Date, provided that the Vesting Conditions have been met at the end of such Cycle or at such Expiration Date;

(c) All other unvested RSUs shall be cancelled as at the date of termination.

iii.

in the case of Participant who is deemed to be on Long-Term Disability after the end of the second year of such Cycle, or before such Expiration Date, or in case of a Participant’s death after the end of the second year of a Cycle or before the Expiration Date, the RSUs will continue to remain in force until the end of the Cycle, or until the Expiration Date, and will be eligible for vesting and ultimately for conversion and release for a period of 90 days following the end of such Cycle or such Expiration Date, provided that the Vesting Conditions have been met at the end of such Cycle or at such Expiration Date. In case of Participant who is deemed to be on Long-Term Disability or a Participant’s death, within the first two years of a Cycle, all RSUs will be treated as per a Termination for just cause.

iv.

in the case of a Participant’s Termination for just cause or a Participant resigning from his position, all RSUs shall be cancelled immediately as of the date on which the Participant is advised of the Termination, or as of the Participant’s effective resignation date, without taking into account any applicable notice period or severance payments made in lieu of such notice.

Transferability of RSUs

The rights and interests of a Participant in respect of the RSUs held in such Participant's account shall not be transferable or assignable other than by will or the laws of succession to the executor, liquidator, administrator or trustee of the estate of the Participant or, subject to applicable law, to a dependent or relation, including without limitation a spouse of the Participant.

Successors and Assigns

The RSU Plan shall be binding on all successors and assigns of the Company and a Participant, including without limitation, the estate of such Participant and the executor, liquidator, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

Amendments, Suspension and Discontinuation of the RSU Plan

The Board shall have full power and authority to amend, suspend or discontinue the RSU Plan at any time, or the terms of any previously granted RSUs, without obtaining shareholder approval (except as indicated below), including without limitations, the following type of amendments:

i.	any limitation of conditions on participation in the RSU Plan (other than relating to the eligibility for participation);
ii.

any amendment to any terms upon which RSUs may be granted and exercised, including but not limited to, the vesting conditions; any change that is necessary or desirable to comply with applicable laws, rules or regulations or any stock exchange on which the Common Shares of the Company are listed;

iii.	any correction or rectification of any ambiguity, defective provision, error or omission in the RSU Plan;
iv.	any amendment to the definitions contained in the RSU Plan and any other amendments of a clerical nature; and
v.	any amendment to the terms relating to the administration of the RSU Plan provided that such amendments to the terms of any previously granted RSUs may not lead to significant or unreasonable dilution in the Company’s outstanding Common Shares or provide additional benefits to eligible Participants, especially insiders, at the expense of the Company and its existing security holders, in which case approval of the shareholders of the Company must be obtained.

The prior approval of the holders of a majority of the votes attached to all Common Shares of the Company is required if the amendments relate to the following:

i.

any amendment to increase the maximum number of Common Shares issuable under the RSU Plan, except for adjustments in the event that such Common Shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such Common Shares is taken by the Company;

Page | 60	Liminal BioSciences Inc. 2020 Management Information Circular

ii.	any amendment to make a change to the class of persons eligible to participate under the RSU Plan; and
iii.	any amendment which would permit any RSUs granted under the RSU Plan to be transferable or assignable other than by will or under succession laws (estate settlement)

provided that Common Shares held directly or indirectly by insiders benefiting from the foregoing amendments shall be excluded when obtaining such shareholder approval.

Adjustment to Common Shares to the RSU Plan

In the event the Company proposes to amalgamate, merge or consolidate with any other corporation (other than with a wholly-owned Subsidiary of the Company) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the Common Shares or any part thereof shall be made to all holders of Common Shares, the Company shall have the right, upon written notice thereof to each Participant holding RSUs under the RSU Plan, to permit the conversion and release of all such RSUs within the thirty (30) day period next following the date of such notice and to determine that upon the expiration of such thirty (30) day period, all rights of Participants to convert such RSUs shall ipso facto terminate and cease to have any further force or effect whatsoever.

The text of the Company’s RSU Plan can be found on SEDAR at www.sedar.com.

Liminal BioSciences 2020 Management Information Circular	Page | 61

Schedule "E"

Articles of Amendment

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

pursuant to Section 173(1) of the Canada Business Corporations Act, the Company is authorized to amend its articles to allow meetings of the shareholders of the Company to be held at the following places outside of Canada:

•	Boston, MA, U.S.
•	New York, NY, U.S.
•	San Francisco, CA, U.S.
•	London, U.K.
•	Cambridge, U.K.
2.

any officer or director of the Company is authorized to execute and deliver all such documents and to do and perform all acts and things deemed necessary or advisable to give effect to this special resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination;

3.

notwithstanding that this resolution has been duly passed by the shareholders of the Company, the Board is authorized, at its sole discretion and without further approval of or notice to the shareholders of the Company, to revoke this resolution before it is acted on in whole or in part if determined, in the Board's sole discretion, to be in the best interest of the Company; and

4.

any director or officer be and is authorized and directed to execute and deliver, or to cause to be delivered, all such other documents, agreements and instruments, including articles of amendment, and to do and to cause to be done all such other acts or things deemed necessary or advisable to carry out the intent of this special resolution, including compliance with all securities laws and regulations."

Page | 62	Liminal BioSciences Inc. 2020 Management Information Circular

Schedule "F"

By-Law Resolution

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION:

1.

THAT the amendments to By-Law No. 1 of the Company adopted by the board of directors of the Company (i) on March 16, 2020 in order to provide for meetings of shareholders to be held at certain places outside of Canada, and (ii) on April 3, 2020 in order to provide the possibility to hold shareholder meetings by electronic means, be hereby ratified, confirmed and approved in all respects;

2.

THAT the board of directors of the Company be and it is hereby authorized to revoke, without further approval of the shareholders, this resolution at any time prior to the completion thereof, notwithstanding the approval by the shareholders of same, if determined, in the Board's sole discretion to be in the best interest of the Company; and

3.

THAT any director or officer be and is hereby authorized and directed to execute on behalf of the Company, and to deliver or to cause to be delivered all such documents, agreements and instruments, and to do and to cause to be done all such other acts or things as she or he shall determine to be necessary or desirable to carry out the intent of this resolution."

Liminal BioSciences 2020 Management Information Circular	Page | 63

Schedule "G"

Re-Pricing Resolution

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE DISINTERESTED SHAREHOLDERS:

1.

THAT subject to any necessary regulatory approval, the amendment of the exercise price of the stock options of the Company to acquire an aggregate of 1,975,289 Common Shares held by certain directors, officers and employees of the Company (the "2020 Re-Pricing") from $27.00 and $36.00 per Common Share to the higher of (i) the volume weighted average price of the Common Shares on the Toronto Stock Exchange (the "TSX") for the five (5) trading days preceding the Re‑Pricing Date (as defined below) to the extent that such repricing does not have the impact of increasing the exercise price of any Option, (ii) $15.21, and (iii) such other price as may be required by the TSX, be and is hereby ratified and approved, provided that the 2020 Re-Pricing will be effective at a future date to be determined by the management of the Company, on the earliest possible date outside of a blackout period following the public announcement of the Company’s first quarter results of the financial year of 2020 (the "Re‑Pricing Date");

2.

THAT all actions taken to date by the directors and officers of the Company in furtherance of the transactions and amendments contemplated by the foregoing resolutions be and the same are hereby authorized, approved, ratified and confirmed;

3.

THAT the board of directors of the Company be and it is hereby authorized to revoke, without further approval of the shareholders, this resolution at any time prior to the completion thereof, notwithstanding the approval by the shareholders of same, if determined, in the sole discretion of the board of directors of the Company to be in the best interest of the Company; and

4.

THAT any director or officer be and is hereby authorized and directed to execute on behalf of the Company, and to deliver or to cause to be delivered all such documents, agreements and instruments, and to do and to cause to be done all such other acts or things as she or he shall determine to be necessary or desirable to carry out the intent of this resolution."

Page | 64	Liminal BioSciences Inc. 2020 Management Information Circular

1L

Liminal BioSciences 2020 Management Information Circular	Page | 65